FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 1 January 2006 – 10 February 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

First Quarter Result to 31 December 2005

1.1	Condensed Accounts
1.2	Management Commentary
1.3	Appendix One
1.4	Annexure One
1.5	Appendix Seven
1.6	Appendix Seven

Media Releases

2.1	Unbundled Bitstream Service
2.2	Telecom and TelstraClear reach comprehensive wholesale agreement
2.3	Telecom to adjust carrying value of Australian Operations
2.4	Telecom Half Year Result – 6 months ended 31 December 2005
2.5	Broadband customers double in 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the period ended 31 December 2005 (unaudited)

		Three months ended 31 December		Six months ended 31 December		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2005 $	2004 $	2005 $	2004 $	2005 $
Operating revenues and other income
Local service		268	276	540	554	1,101
Calling	2	344	366	699	734	1,443
Interconnection		53	53	105	100	206
Mobile		217	213	431	418	835
Data		153	148	306	300	602
Broadband and internet		113	92	220	180	376
IT Services		82	70	175	141	308
Other operating revenues	2	192	189	378	371	779
Abnormal income	3	60	5	60	15	154

		1,482	1,412	2,914	2,813	5,804

Operating expenses
Labour		(202)	(190)	(405)	(369)	(738)
Intercarrier costs		(291)	(302)	(583)	(604)	(1,200)
Other operating expenses		(391)	(370)	(796)	(735)	(1,464)
Abnormal expenses	3	(931)	—	(931)	—	(59)

		(1,815)	(862)	(2,715)	(1,708)	(3,461)

(Loss) / earnings before interest, taxation, depreciation and amortisation		(333)	550	199	1,105	2,343

Depreciation		(134)	(137)	(261)	(276)	(546)
Amortisation		(41)	(37)	(84)	(73)	(152)

(Loss) / earnings before interest and taxation		(508)	376	(146)	756	1,645

Net interest and other finance costs		(65)	(75)	(129)	(148)	(289)

(Loss) / earnings before income tax		(573)	301	(275)	608	1,356

Income tax expense		(91)	(90)	(189)	(193)	(386)

(Loss) / earnings after income tax		(664)	211	(464)	415	970

Minority interests in profit of subsidiaries		(1)	(1)	(2)	(2)	(3)

Net (loss) / earnings attributable to shareholders		(665)	210	(466)	413	967

(Loss) / earnings per share		(33.9)¢	10.8 ¢	(23.8)¢	21.3 ¢	49.6 ¢

Diluted earnings per share		(33.9)¢	10.8 ¢	(23.8)¢	21.1 ¢	48.9 ¢

Weighted average number of ordinary shares		1,959	1,942	1,959	1,942	1,948

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the period ended 31 December 2005 (unaudited)

		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	notes	2005 $	2004 $	2005 $
Equity at the beginning of the period		2,471	2,193	2,193
Application of NZ IAS 39	14	(41)	—	—

Restated equity at the beginning of the period		2,430	2,193	2,193

Total recognised revenues and expenses
Net (loss) / earnings attributable to shareholders		(466)	413	967
Minority interests in profits of subsidiaries		2	1	3
Movement in foreign currency translation reserve		(10)	(33)	(73)
Movement in hedge reserve		12	—	—

		(462)	381	897

Contributions from owners
Capital contributed		19	65	120
Movement in deferred compensation		(1)	(2)	1

		18	63	121

Distribution to owners
Dividends:
Parent	4	(651)	(416)	(833)
Minority interest		(4)	(2)	(2)
Tax credit on supplementary dividends		76	48	95

		(579)	(370)	(740)

Equity at the end of the period		1,407	2,267	2,471

Represented by:
Contributed capital		2,009	1,935	1,990
Foreign currency translation reserve		(83)	(33)	(73)
Hedge reserve		(29)	—	—
Minority interests		6	6	8
Retained earnings		(517)	340	524
Deferred compensation		21	19	22

Equity at the end of the period		1,407	2,267	2,471

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 December 2005 (unaudited)

		31 December		30 June
(Dollars in millions)	notes	2005 $	2004 $	2005 $
ASSETS
Current assets:
Cash		231	163	235
Short-term investments		89	374	81
Receivables and prepayments		956	982	1,266
Taxation recoverable		—	—	45
Inventories		88	61	56

Total current assets		1,364	1,580	1,683

Long-term investments		435	584	427
Receivables due after one year		160	102	117
Deferred tax asset		167	97	110
Long-term derivative assets		5	—	—
Intangibles	5	780	1,571	1,643
Property, plant and equipment	6	3,592	3,669	3,602

Total non-current assets		5,139	6,023	5,899

Total assets		6,503	7,603	7,582

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		998	843	1,044
Taxation payable		—	32	—
Short-term derivative liabilities		78	—	—
Debt due within one year		1,012	1,139	863

Total current liabilities		2,088	2,014	1,907

Deferred tax liability		218	199	231
Long-term derivative liabilities		648	—	—
Long-term debt		2,142	3,123	2,973

Total non-current liabilities		3,008	3,322	3,204

Total liabilities		5,096	5,336	5,111

Equity:
Shareholders’ funds		1,401	2,261	2,463
Minority interest		6	6	8

Total equity		1,407	2,267	2,471

Total liabilities and equity		6,503	7,603	7,582

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the six months ended 31 December 2005 (unaudited)

		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	note	2005 $	2004 $	2005 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		2,858	2,799	5,598
Interest income		10	11	30
Dividend income		—	1	7
Payments to suppliers and employees		(1,846)	(1,729)	(3,317)
Income tax paid		(79)	(101)	(297)
Interest paid on debt		(146)	(168)	(318)

Net cash flows from operating activities	7	797	813	1,703

Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		2	1	19
(Purchase) / sale of short-term investments, net		(9)	(123)	169
Purchase of subsidiary companies		(10)	(84)	(84)
Purchase of long-term investments		(5)	(2)	(6)
Sale of long-term investments		272	—	23
Purchase of property, plant and equipment		(369)	(338)	(696)
Capitalised interest paid		(5)	(4)	(8)

Net cash flows applied to investing activities		(124)	(550)	(583)

Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		—	—	389
Repayment of long-term debt		(162)	(151)	(1,051)
Proceeds from short-term debt, net		134	172	260
Capital contributed		9	16	28
Capital repurchased		(58)	—	—
Dividends paid		(600)	(375)	(749)

Net cash flows applied to financing activities		(677)	(338)	(1,123)

Net cash flow		(4)	(75)	(3)
Opening cash position		235	238	238

Closing cash position		231	163	235

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants. In complying with New Zealand Equivalents to International Financial Reporting Standards (“NZ IFRS”) Telecom is in compliance with International Financial Reporting Standards (“IFRS”).

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2005. The financial statements for the six months ended 31 December 2005 are unaudited.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

These accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. See Note 14 for further details of these changes and reconciliations between previously published information and the information presented in these accounts.

NOTE 2 REVENUE

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2005 $	2004 $	2005 $	2004 $	2005 $
Calling
National	227	250	459	503	1,014
International	105	105	216	209	363
Other	12	11	24	22	66

	344	366	699	734	1,443

Other operating revenues
Resale	86	85	168	167	337
Directories	53	48	115	105	230
Equipment	14	18	28	34	69
Miscellaneous other	39	38	67	64	136
Dividends from investments	—	—	—	1	7

	192	189	378	371	779

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2005 $	2004 $	2005 $	2004 $	2005 $
Abnormal Income
Gain on acquisition of SCCL	60	—	60	—	—
Gain on sale of INL shares	—	—	—	—	86
Gain on sale of Intelsat	—	—	—	—	8
Recognition of Southern Cross support fees	—	—	—	—	41
Gain on repurchase of convertible notes	—	5	—	5	9
Gain on sale of Telecom Retail Stores	—	—	—	10	10

	60	5	60	15	154

Abnormal expenses
Intercarrier and regulatory costs	22	—	22	—	—
Provision for contractual settlements	12	—	12	—	—
Write-down of Australian operations	897	—	897	—	—
Write-down of TDMA network	—	—	—	—	24
Inter-carrier provisions	—	—	—	—	31
Restructuring costs	—	—	—	—	4

	931	—	931	—	59

Abnormal Income

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, negative goodwill of $60 million arose upon acquisition, which has been included in abnormal income for the six months ended 31 December 2005.

Gain on sale of Independent Newspapers Limited (“INL”) shares

In June 2005, Telecom sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation, for $272 million. This resulted in a gain on sale of $86 million being recognised in the year ended 30 June 2005. Proceeds from the sale were received in July 2005.

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, fees were payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represented fees for the period from April 2003 to March 2005.

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Abnormal Expenses

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear. As this amount relates to prior periods, it has been treated as an adjustable subsequent event and recognised by Telecom in its results for the six months ended 31 December 2005.

Also included in the abnormal item reported in the current period is an adjustment to reflect a recent determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its latest determination resulted in a one-off adjustment to the accrued TSO receivable.

Provision for contractual settlements

Telecom has provided $7 million for the estimated liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom has also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchison Whampoa are engaged in discussions relating to a possible new agreement which reflects current business circumstances.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Write-down of Australian operations

Telecom has reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment) as at 31 December 2005. Prior to the write-down at 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations has been assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However in the latest assessment it was determined that the recoverable amount is significantly lower than the carrying value and hence an impairment had occurred.

The decline in the recoverable amount is a consequence of a number of negative trends that are adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, have led to the recognition of an impairment charge of $897 million (A$836 million) within abnormal expenses for the six month ended 31 December 2005. This charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions related to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the six months ended 31 December 2005, 9,710,972 shares with a total value of $58 million were issued in lieu of a cash dividend (six months ended 31 December 2004: 6,897,268 shares with a total value of $41 million; year ended 30 June 2005: 13,999,472 shares with a total value of $84 million).

For the dividends paid in September and December 2005, Telecom repurchased shares such that the total number of shares on issue did not increase after the dividend reinvestment. Accordingly, 9,704,404 shares with a market value of $58 million were repurchased and cancelled.

NOTE 5 INTANGIBLE ASSETS

(Dollars in millions)	Software $	Capacity purchases $	Goodwill $	Spectrum licences $	Other intangibles $	Total $
Cost
Balance as at 1 July 2005	1,037	456	1,956	51	29	3,529
Acquisitions	64	—	—	5	2	71
Currency movements	(2)	—	(14)	—	—	(16)

Balance as at 31 December 2005	1,099	456	1,942	56	31	3,584

Accumulated amortisation
Balance as at 1 July 2005	(752)	(89)	(1,015)	(15)	(15)	(1,886)
Amortisation	(62)	(17)	—	(1)	(4)	(84)
Impairment write-down	—	—	(834)	—	—	(834)

Balance as at 31 December 2005	(814)	(106)	(1,849)	(16)	(19)	(2,804)

Net book value at 31 December 2005	285	350	93	40	12	780

Net book value at 30 June 2005	285	367	941	36	14	1,643

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 PROPERTY, PLANT & EQUIPMENT

(Dollars in millions)	Telecomm- unications equipment and plant $	Freehold land $	Buildings $	Other assets $	Work in progress $	Total $
Cost
Balance as at 1 July 2005	9,295	94	598	444	127	10,558
Acquisitions	203	—	10	11	56	280
Transfers	53	—	—	83	(136)	—
Disposals	(16)	—	(4)	(6)	—	(26)

Balance as at 31 December 2005	9,535	94	604	532	47	10,812

Accumulated depreciation
Balance as at 1 July 2005	6,311	—	320	326	—	6,957
Depreciation charge	233	—	12	16	—	261
Impairment write-down	27	—	—	—	—	27
Transfers	—	—	—	—	—	—
Disposals	(15)	—	(4)	(6)	—	(25)

Balance as at 31 December 2005	6,556	—	328	336	—	7,220

Net book value at 31 December 2005	2,979	94	276	196	47	3,592

Net book value at 30 June 2005	2,985	94	278	118	127	3,602

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2005 $	2004 $	2005 $
Net earnings attributable to shareholders	(466)	413	967
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	345	349	698
Bad and doubtful accounts	16	20	41
Deferred income tax	(7)	—	10
Minority interests in profits of subsidiaries	2	2	3
Abnormal revenues and expenses	871	(15)	(95)
Other	(2)	2	20
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease / (increase) in accounts receivable and related items	18	(6)	(40)
Increase in inventories	(32)	(6)	—
Increase in current taxation	117	101	79
(Decrease) / increase in accounts payable and related items	(65)	(47)	20

Net cash flows from operating activities	797	813	1,703

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2005, minimum rental commitments for all non-cancellable operating leases were $326 million (31 December 2004: $258 million; 30 June 2005: $296 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 2005, there were no outstanding lease commitments (31 December 2004: nil; 30 June 2005: nil).

Capital Commitments

At 31 December 2005, capital expenditure amounting to $120 million (31 December 2004: $113 million; 30 June 2005: $99 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 9 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile Limited alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile. The Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commission lost at first instance but succeeded on appeal to the Court of Appeal. Telecom Mobile has appealed the decision. The appeal is scheduled to be heard in the Supreme Court in February 2006. Telecom has recognised a provision of $7 million in respect of this matter.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 31 December 2005 (31 December 2004: A$5 million; 30 June 2005: $5 million).

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 CONTINGENCIES (continued)

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 10 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 1 February 2006, the Board of Directors approved the payment of a second quarter dividend of $186 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $23 million will be payable to shareholders who are not resident in New Zealand. On 1 February 2006 the Board of Directors also approved the payment of a special dividend of $98 million, representing 5.0 cents per share. A supplementary dividend relating to this special dividend totalling approximately $12 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 11 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Transactions with Associate Companies

Telecom has made a long-term shareholders’ advance of US$68 million (NZ$98 million) including accrued interest to Southern Cross Cables Holdings Limited (“Southern Cross”) at an interest rate of Libor + 0.75% (30 June 2005: US$67 million, NZ$95 million).

In December 2005 Telecom acquired a 100% shareholding in a subsidiary of Southern Cross resulting in a gain on sale of $60 million, refer note 3.

Telecom derived revenue as it provides network operations and management services to Southern Cross in respect of its operations and the construction of network facilities in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased.

	Six months ended 31 December		Year ended 30 June
(Dollars in millions)	2005 $	2004 $	2005 $
Revenue from associates	6	4	60
Expenses to associates	(4)	(4)	(7)

Receivables from associates	22	—	46
Payables to associates	—	—	—

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 12 SEGMENTAL REPORTING

For the six months ended 31 December 2005

(Dollars in millions)	Wired $	Wireless $	International $	IT Services $	Australian operations $	Corporate and other $	Eliminations and abnormal items $	Total $
External revenue	1,470	426	127	189	639	3	60	2,914
Internal revenue	11	—	103	9	9	2	(134)	—

Total revenue	1,481	426	230	198	648	5	(74)	2,914

Earnings before interest and tax	694	86	25	13	(35)	(58)	(871)	(146)

Total assets	2,706	505	678	72	871	2,454	(783)	6,503

For the six months ended 31 December 2004

(Dollars in millions)	Wired $	Wireless $	International $	IT Services $	Australian operations $	Corporate and other $	Eliminations and abnormal items $	Total $
External revenue	1,446	386	115	150	699	2	15	2,813
Internal revenue	9	—	100	4	10	1	(124)	—

Total revenue	1,455	386	215	154	709	3	(109)	2,813

Earnings before interest and tax	693	74	22	1	(1)	(25)	(8)	756

Total assets	3,081	469	457	84	1,075	3,517	(1,080)	7,603

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 13 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal items $	EBITDA* $	(Loss) / earnings before interest and tax $	Net (loss) / earnings attributable to shareholders $	Net (loss)/ earnings per share $
Quarter ended:
31 December 2005	1,482	(871)	(333)	(508)	(665)	(33.9	)¢
30 September 2005	1,432	—	532	362	199	10.2	¢

	2,914	(871)	199	(146)	(466)	(23.8	)¢

Quarter ended:
30 June 2005	1,516	58	615	435	279	14.3	¢
31 March 2005	1,475	22	623	454	275	14.1	¢
31 December 2004	1,412	5	550	376	210	10.8	¢
30 September 2004	1,401	10	555	380	203	10.5	¢

Year ended 30 June 2005	5,804	95	2,343	1,645	967	49.6	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS project

In December 2002 the New Zealand Accounting Standards Review Board announced that IFRS will apply to all New Zealand entities from 1 January 2007. In adopting NZ IFRS, certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS, Telecom is also in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date. Telecom has elected to apply NZ IFRS for the year ending 30 June 2006 and therefore the first half year announcement prepared in accordance with NZ IFRS was for the quarter ended 30 September 2005.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee (“NZ SIC”) and New Zealand Equivalents to International Financial Reporting Interpretations Committee (“NZ IFRIC”).

In accordance with NZ IFRS 1, First Time Adoption of New Zealand equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ending 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

NZ IFRS 1 exemptions

NZ IFRS 1 permits those companies adopting NZ IFRS for the first time to take some exemptions from the full requirements of NZ IFRS when applying those standards to the comparative period. Telecom has applied the following key exemptions:

Business combinations

Business combinations prior to the transition date (1 July 2004) have not been restated on an NZ IFRS basis.

Share-based payments

Restricted shares and share options that had vested by 1 July 2004 have not been expensed. All restricted shares and share options that had been granted prior to 1 July 2004 but had not vested at that date will be expensed over their remaining vesting period.

Financial instruments

Accounting for financial instruments in the comparative period is prepared in accordance with previous NZ GAAP. The date of transition to accounting for financial instruments under NZ IFRS was 1 July 2005. On this date Telecom adopted NZ IAS 32 and NZ IAS 39. The effect of this is disclosed below.

Translation differences

The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the retranslation of overseas entities, was set to zero at 1 July 2004.

Compound financial instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

15

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Income Statement for the six months ended 31 December 2004 and the year ended 30 June 2005

(Dollars in millions, except per share amounts)	notes	Six months ended 31 December 2004			Year ended 30 June 2005
		$	$	$	$	$	$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
Operating revenues and other income
Local service		554	—	554	1,101	—	1,101
Calling	a, f	690	44	734	1,348	95	1,443
Interconnection		100	—	100	207	(1)	206
Mobile	f	421	(3)	418	841	(6)	835
Data	a, f	376	(76)	300	777	(175)	602
Internet		113	67	180	223	153	376
Solutions		146	(5)	141	321	(13)	308
Other operating revenues	g	380	(9)	371	787	(8)	779
Abnormal income		15	—	15	154	—	154

Total operating revenues and other income		2,795	18	2,813	5,759	45	5,804

Operating expenses
Labour	h	(368)	(1)	(369)	(735)	(3)	(738)
Cost of sales	i	(828)	828	—	(1,664)	1,664	—
Intercarrier costs		—	(604)	(604)	—	(1,200)	(1,200)
Other operating expenses		(479)	(256)	(735)	(933)	(531)	(1,464)
Abnormal expenses		—	—	—	(59)	—	(59)

Total operating expenses		(1,675)	(33)	(1,708)	(3,391)	(70)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		1,120	(15)	1,105	2,368	(25)	2,343

Depreciation	a	(347)	71	(276)	(694)	148	(546)
Amortisation	a, b	(36)	(37)	(73)	(74)	(78)	(152)

Earnings before interest and taxation		737	19	756	1,600	45	1,645

Net interest and other finance costs		(148)	—	(148)	(289)	—	(289)

Earnings before taxation		589	19	608	1,311	45	1,356

Income tax expense	d	(197)	4	(193)	(392)	6	(386)

Earnings after taxation		392	23	415	919	51	970

Minority interests		(1)	(1)	(2)	(3)	—	(3)

Earnings attributable to shareholders		391	22	413	916	51	967

Earnings per share		20.3 ¢	1.0 ¢	21.3 ¢	47.0 ¢	2.6 ¢	49.6 ¢

16

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Net Earnings under NZ IFRS

(Dollars in millions)	notes	Six months ended 31 December 2004 $	Year ended 30 June 2005 $
Net earnings under NZ GAAP		391	916

Goodwill amortisation	b	34	69
Changes in revenue recognition	f	(2)	(4)
Government grants	g	(12)	(15)
Share-based payments	h	(2)	(3)
Deferred tax on adjustments		4	6
Other		—	(2)

Net earnings under NZ IFRS		413	967

17

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Balance Sheet as at 31 December 2004 and 30 June 2005

(Dollars in millions)	notes	31 December 2004			30 June 2005
		$	$	$	$	$	$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
ASSETS

Current assets:

Cash and cash equivalents		163	—	163	235	—	235
Short-term investments		374	—	374	81	—	81
Receivables and prepayments	a	982	—	982	1,311	(45)	1,266
Taxation recoverable	a	—	—	—	—	45	45
Inventories		61	—	61	56	—	56

Total current assets		1,580	—	1,580	1,683	—	1,683

Non-current assets:

Long-term investments		686	(102)	584	544	(117)	427
Receivables due after one year	a	—	102	102	—	117	117
Deferred tax assets	d	—	97	97	—	110	110
Intangible assets	a, b	944	627	1,571	911	732	1,643
Property, plant and equipment	a	4,276	(607)	3,669	4,283	(681)	3,602

Total non-current assets		5,906	117	6,023	5,738	161	5,899

Total assets		7,486	117	7,603	7,421	161	7,582

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	c	846	(3)	843	1,014	30	1,044
Taxation payable		—	32	32	—	—	—
Debt due within one year		1,139	—	1,139	863	—	863

Total current liabilities		1,985	29	2,014	1,877	30	1,907

Non-current liabilities:

Deferred taxation	d	115	84	199	136	95	231
Long-term debt		3,123	—	3,123	2,973	—	2,973

Total non-current liabilities		3,238	84	3,322	3,109	95	3,204

Total liabilities		5,223	113	5,336	4,986	125	5,111

Equity:

Shareholders’ funds		2,257	4	2,261	2,427	36	2,463
Minority interests	e	6	—	6	8	—	8

Total equity		2,263	4	2,267	2,435	36	2,471

Total liabilities and equity		7,486	117	7,603	7,421	161	7,582

18

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

(Dollars in millions)	notes	1 July 2004 $	31 December 2004 $	30 June 2005 $
Equity under NZ GAAP		2,208	2,263	2,435

Goodwill amortisation	b	—	34	69
Elimination of minority interest	e	—	(4)	(4)
Changes in revenue recognition	f	(26)	(28)	(30)
Government grants	g	—	(12)	(15)
Share-based payments	h	1	1	—
Other		1	—	1
Deferred tax on adjustments		9	13	15

Equity under NZ IFRS		2,193	2,267	2,471

Impact of adopting NZ IAS 39	j			(41)

Equity under NZ IFRS at 1 July 2005				2,430

Notes to Restated Financial Information

(a) Presentational Differences

NZ IAS 1 specifies how financial information should be presented under NZ IFRS. The previous Statement of Financial Performance is now referred to as the Income Statement and the previous Statement of Financial Position is now referred to as the Balance Sheet.

Other presentation differences include:

•	Software is classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment

•	International telecommunications capacity acquired pursuant to capacity usage agreements is also classified as an intangible asset rather than as an item of property, plant and equipment

•	Certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services are reported as the net margin. Certain other revenue streams that were previously reported net, are now reported gross where Telecom has determined it is acting as the principal in a transaction

•	Taxation recoverable is presented separately on the face of the Balance Sheet

•	Amounts that are not due within 12 months are now classified as receivables due in more than one year

(b) Goodwill

Goodwill is no longer amortised. Periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write down will be taken to the Income Statement. This has reduced the amortisation charge thus increasing earnings.

(c) Accounts Payable and Accruals

In accordance with the deferral of certain revenue streams a deferred revenue liability has been created.

19

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d) Deferred Taxation

Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will be future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the Balance Sheet.

(e) Minority Interests

A negative minority interest was reclassified to retained earnings at 30 June 2004. This minority interest was purchased during the year ended 30 June 2005.

(f) Revenue Recognition

Revenues received in advance for certain miscellaneous services are deferred until the expiry of the obligation upon Telecom to provide the service. This will have little impact on ongoing earnings.

(g) Government Grants

Government grants that are made for the specific purpose of purchasing assets will be netted off against the cost of those assets if and when the conditions attached to that grant are met. This has reversed revenue recognised during the year in accordance with previous NZ GAAP which was netted off against the plant and equipment it was used to purchase.

(h) Share-Based Payments

Restricted shares and share options are valued using a binomial-lattice model. All shares issued since September 2001 have been valued and expensed over their vesting period.

(i) Cost of Sales

NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom’s Income Statement are classified by nature. Cost of sales has therefore been reclassified into intercarrier costs and other operating expenses in order to achieve a consistent presentation of expenses by nature.

(j) Financial Instruments

Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening Balance Sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a net liability that should principally unwind though equity to the extent that Telecom’s derivatives can be deemed effective hedges under NZ IFRS.

(k) Cash Flow

There are no significant adjustments to the reported cash flows of Telecom under NZ IFRS other than the change in definition of cash to include short-term investments.

(l) Restatement of Published Information

In finalising the restatement, certain minor adjustments and reclassifications have been made. As a consequence there are differences between the restated information published in these condensed accounts and the information provided in the Annual Report.

20

MANAGEMENT COMMENTARY

2 February 2006

Results for the half year ended 31 December 2005

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated. The prior period comparative results have been restated to comply with New Zealand equivalents to International Financial Reporting Standards “NZ IFRS”, which Telecom adopted from 1 July 2005. The financial statements for the six months ended 31 December 2005 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported a net loss of $466 million for the half year ended 31 December 2005 (“HY 2005-06”) compared to a profit of $413 million for the half year ended 31 December 2004 (“HY 2004-05”). The reported loss reflected an abnormal impairment charge of $897 million recognised at 31 December 2005 to write down the carrying value of Telecom’s Australian Operations to their fair value based on revised forecast future cash flows. Results for HY 2005-06 were also impacted by a number of other abnormal items, as described later in this section.

Excluding the impact of abnormal items, the adjusted net earnings for HY 2005-06 of $395 million represented a decrease of 0.8% on adjusted earnings for HY 2004-05 of $398 million. Adjusted net earnings for the quarter ended 31 December 2005 (“Q2 2005-06”) represented a decrease of 4.4% on adjusted earnings for the quarter ended 31 December 2004 (“Q2 2004-05”).

Results for Telecom’s New Zealand Operations strengthened, with growth in EBITDA of 3.6% for Q2 2005-06. This reflected robust growth in broadband, mobile, IT services and directories revenue, while cost growth moderated. Telecom’s operating results for Q2 2005-06 continue to reflect the significant trends seen in Q1 2005-06 and the previous financial year as a result of shifts occurring in its business:

•	Telecom continues to successfully grow its New Zealand mobile business, with a further net increase in mobile connections of 135,000 in Q2 2005-06 (the largest quarterly growth in connections that Telecom has achieved). This has been coupled with significantly enhanced uptake of mobile data services, with growth in mobile data revenues of 64.0% for Q2 2005-06 compared to Q2 2004-05.

•	Significant growth in uptake of broadband services in New Zealand has also continued. Total broadband connections increased by 38,000 in Q2 2005-06. Telecom surpassed its goal of 250,000 residential broadband connections early in Q2 2005-06. Wholesale connections make up an increasing proportion of the residential broadband base, with approximately 47% of the growth in residential connections in the last quarter coming from wholesale, consistent with Q1 2005-06.

•	Telecom’s IT services business continues to grow following the successful integration of the acquired Gen-i and Computerland businesses with Telecom’s existing IT services business. In the 2005-06 financial year, Telecom expects an improved contribution from these businesses as a result of the benefits of integration and there was evidence of this in Q2 2005-06 results.

•	Excluding the impact of international transit revenue, the decrease in calling revenue in the New Zealand Operations has continued with a decrease of 7.4% in Q2 2005-06, as product substitution and increased competition erode Telecom’s traditional national and international calling business.

•	The overall operating margin percentage in the New Zealand business continues to contract, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative short-term impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

•	Reducing depreciation expense reflects a declining asset base, accelerated by the further write-down of the TDMA mobile network at 30 June 2005 and realignment of asset lives for certain asset classes in the current financial year.

•	Competitive conditions in the Australian market have continued to deteriorate. As discussed further below, this has led to a material write-down of the value of Telecom’s Australian Operations.

•	Australian mobile revenue has continued to decline following the strategic decision in 2004 to cease selling mobile as a stand-alone product and instead focus on selling customers bundles of multiple products. The sale of AAPT’s prepaid mobile base in Q2 2005-06 has further reduced the number of stand-alone mobile customers. AAPT has, however, grown the percentage of its consumer customer base that are bundled customers to 40.5% at 31 December 2005, an increase of 97.0% from the prior comparable period.

•	Further investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention. This investment has had a negative impact on costs in the short-term.

•	The continued benefit of a lengthy period of de-leveraging through lower net interest expense was evident again in Q2 2005-06. However, as a result of the increased shareholder distributions implemented following the end of the last financial year, Telecom anticipates that de-leveraging will cease and interest costs will stabilise.

Reported results are summarised in the table below.

Telecom Group Reported

Earnings

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues (excluding abnormals)	2,854	2,798	2.0	1,422	1,407	1.1
Operating expenses (excluding abnormals)	(1,784)	(1,708)	4.4	(884)	(862)	2.6
Abnormal items	(871)	15	NM	(871)	5	NM

EBITDA*	199	1,105	(82.0)	(333)	550	NM
Depreciation and amortisation	(345)	(349)	(1.1)	(175)	(174)	0.6

(Loss)/earnings before interest and tax	(146)	756	NM	(508)	376	NM
Net interest expense	(129)	(148)	(12.8)	(65)	(75)	(13.3)

(Loss)/earnings before tax	(275)	608	NM	(573)	301	NM
Tax expense	(189)	(193)	(2.1)	(91)	(90)	1.1
Minority interest	(2)	(2)	—	(1)	(1)	—

Net (loss)/earnings	(466)	413	NM	(665)	210	NM

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM =	Not a Meaningful Comparison

Reported net earnings for HY 2005-06 included the following abnormal items:

•	Telecom recorded an impairment charge of $897 million in respect of its Australian Operations at 31 December 2005, as a review of the business determined that the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value is a consequence of a number of negative trends that are adversely affecting the short and long term earnings outlook for Australian Operations, in particular:

-	A significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian Operations);

-	Continued downward pressure on retail prices; and

-	The deferral of major project expenditure by key corporate customers.

The impairment charge represents the writing down of $63 million of individual assets and $834 million of goodwill. As a result of this impairment charge, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The specific asset write-downs included items of property, plant and equipment and related inventory whose value was not supported due to a decline in the cash flows that they were expected to generate and certain receivables that are no longer considered to be collectible due to changes in the wholesale relationship with Telstra.

•	Telecom recognised a gain of $60 million arising on the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited (“SCCL”), a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Telecom Group Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, negative goodwill of $60 million arose upon acquisition.

•	A charge of $22 million ($15 million after tax) was incurred in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear Limited in January 2006 to settle a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a recent determination by the Commerce Commission.

•	Telecom has provided $7 million ($5 million after tax) for the estimated liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading and the Door to Door Sales Acts. Telecom has also provided $5 million ($4 million after tax) for the cost of terminating an agreement with Hutchison Whampoa Limited to receive certain mobile related services for Telecom’s New Zealand business. Telecom and Hutchison are engaged in discussions relating to a possible new agreement that reflects future wireless broadband options.

Reported net earnings for HY 2004-05 included the following two abnormal items:

•	In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

•	In November 2004 Telecom repurchased $150 million of its $300 million of convertible notes that were issued in 2001. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million.

The adjustments to remove abnormal items are shown in the table below.

Adjustments to reported net (loss)/earnings

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Reported net (loss)/earnings	(466)	413	NM	(665)	210	NM
Adjusted for:
Australian Operations write-down	897	—	NM	897	—	NM
Gain on acquisition of SCCL	(60)	—	NM	(60)	—	NM
Intercarrier and regulatory costs*	15	—	NM	15	—	NM
Provision for contractual settlements*	9	—	NM	9	—	NM
Gain on sale of retail stores	—	(10)	NM	—	—	NM
Gain on buy-back of convertible note	—	(5)	NM	—	(5)	NM

Adjusted net earnings	395	398	(0.8)	196	205	(4.4)

NM =	Not a Meaningful Comparison
*	Figures are net of tax. Other abnormal items are not subject to tax.

Telecom’s adjusted earnings are summarised in the table below.

Telecom Group Adjusted

Earnings

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Adjusted operating revenues	2,854	2,798	2.0	1,422	1,407	1.1
Adjusted operating expenses	(1,784)	(1,708)	4.4	(884)	(862)	2.6

Adjusted EBITDA*	1,070	1,090	(1.8)	538	545	(1.3)
Depreciation and amortisation	(345)	(349)	(1.1)	(175)	(174)	0.6

Adjusted earnings before interest and tax	725	741	(2.2)	363	371	(2.2)
Net interest expense	(129)	(148)	(12.8)	(65)	(75)	(13.3)

Adjusted earnings before tax	596	593	0.5	298	296	0.7
Adjusted tax expense	(199)	(193)	3.1	(101)	(90)	12.2
Minority interest	(2)	(2)	—	(1)	(1)	—

Adjusted net earnings	395	398	(0.8)	196	205	(4.4)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM =	Not a Meaningful Comparison

The reduction in adjusted net earnings for HY 2005-06 compared to HY 2004-05 reflected a significant decline in earnings from Australian Operations in Q2 2005-06, mainly as a result of the previously discussed adverse changes in the competitive environment and wholesale arrangements. Earnings from Telecom’s New Zealand Operations strengthened in Q2 2005-06 as mobile, broadband, IT services and directories revenues remained robust, while expense growth moderated.

The decrease in net interest expense is the result of deleveraging in prior periods. However, with increased shareholder distributions debt levels remained relatively stable in Q2 2005-06. Tax expense increased in line with higher earnings in New Zealand Operations. No tax being recognised on Australian Operations results due to their current tax position. With net losses having been recorded by Australian Operations, conditions do not support recognising a deferred tax asset in respect of Australian losses.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues and other income
Local service	540	554	(2.5)	268	276	(2.9)
Calling	699	734	(4.8)	344	366	(6.0)
Interconnection	105	100	5.0	53	53	—
Mobile	431	418	3.1	217	213	1.9
Data	306	300	2.0	153	148	3.4
Broadband and internet	220	180	22.2	113	92	22.8
IT services	175	141	24.1	82	70	17.1
Other operating revenue	378	371	1.9	192	189	1.6
Abnormal income	60	15	NM	60	5	NM

	2,914	2,813	3.6	1,482	1,412	5.0
Operating expenses
Labour	405	369	9.8	202	190	6.3
Intercarrier costs	583	604	(3.5)	291	302	(3.6)
Other operating expenses	796	735	8.3	391	370	5.7
Abnormal expenses	931	—	NM	931	—	NM

	2,715	1,708	59.0	1,815	862	110.6

EBITDA*	199	1,105	(82.0)	(333)	550	NM

Depreciation	261	276	(5.4)	134	137	(2.2)
Amortisation	84	73	15.1	41	37	10.8

Depreciation and amortisation	345	349	(1.1)	175	174	0.6

(Loss)/earnings before interest and tax	(146)	756	NM	(508)	376	NM

Net interest expense	129	148	(12.8)	65	75	(13.3)
Income tax expense	189	193	(2.1)	91	90	1.1
Minority interest	2	2	—	1	1	—

Net earnings	(466)	413	NM	(665)	210	NM

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total revenue of $2,914 million for HY 2005-06 increased by $101 million (3.6%) compared to HY 2004-05. The growth is partly due to $45 million higher abnormal income and the acquisition of Computerland (effective 1 September 2004) which increased IT services revenue in Q1 2005-06 by $19 million. Broadband and internet revenue also grew, reflecting increased broadband penetration. Growth in mobile revenue of $37 million in NZ Operations, resulting from growth in the customer base and penetration of mobile data services, was partly offset by a $24 million decline in mobile revenue in Australian Operations. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Excluding $931 million of abnormal expenses, operating expenses for HY 2005-06 increased by $76 million (4.4%) compared to HY 2004-05 and by $22 million (2.6%) for Q2 2005-06 compared to Q2 2004-05.

Net interest expense decreased by $19 million (12.8%) for HY 2005-06 due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt of $3,477 million as at 31 December 2005 was $248 million lower than net debt at 31 December 2004.

Tax expense for HY 2005-06 of $189 million decreased by $4 million (2.1%). Excluding abnormal items (which were largely not subject to tax), tax expense for HY 2005-06 represented an effective tax rate of 33.4% compared to an effective tax rate of 32.5% for HY 2004-05. The effective tax rate is in line with the New Zealand corporate tax rate of 33%. As explained in the previous section, Telecom has currently ceased recognising tax credits on Australian losses, however the impact of this has been largely offset by non-assessable income in other offshore subsidiaries.

The reported net loss of $466 million for HY 2005-06 was $879 million less than the profit of $413 million reported for HY 2004-05, largely as a result of the Australian Operations impairment charge.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian Operations maintain a business and consumer customer demarcation and therefore business unit contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature.

Telecom measures and evaluates the reporting segments based on earnings from Operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from Operations excluding abnormal items for HY 2005-06 were $725 million, compared to $741 million for HY 2004-05. The table on the following page details revenues, expenses and earnings from Operations by reporting segment.

Summary of Segment Results

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
NZ Operations
Operating revenues	2,245	2,130	5.4	1,117	1,070	4.4
Operating expenses	(1,171)	(1,074)	9.0	(573)	(545)	5.1

EBITDA*	1,074	1,056	1.7	544	525	3.6
Depreciation and amortisation	(256)	(266)	(3.8)	(131)	(133)	(1.5)

Earnings from operations	818	790	3.5	413	392	5.4

Australian Operations
Operating revenues	648	709	(8.6)	324	356	(9.0)
Operating expenses	(600)	(632)	(5.1)	(304)	(312)	(2.6)

EBITDA*	48	77	(37.7)	20	44	(54.5)
Depreciation and amortisation	(83)	(78)	6.4	(41)	(38)	7.9

Earnings from operations	(35)	(1)	NM	(21)	6	NM

Corporate and Other
Operating revenues	5	3	66.7	2	1	100.0
Operating expenses	(57)	(46)	23.9	(28)	(25)	NM

EBITDA*	(52)	(43)	20.9	(26)	(24)	8.3
Depreciation and amortisation	(6)	(5)	20.0	(3)	(3)	NM

Earnings from operations	(58)	(48)	(20.8)	(29)	(27)	(7.4)

Eliminations #
Operating revenues	(44)	(44)	—	(21)	(20)	—
Operating expenses	44	44	—	21	20	—

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	2,854	2,798	2.0	1,422	1,407	1.1
Operating expenses	(1,784)	(1,708)	4.4	(884)	(862)	2.6

EBITDA*	1,070	1,090	(1.8)	538	545	(1.3)
Depreciation and amortisation	(345)	(349)	(1.1)	(175)	(174)	0.6

Earnings from operations	725	741	(2.2)	363	371	(2.2)

*	Earnings before Interest, Taxation, Depreciation and Amortisation
#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	797	813	(2.0)	329	381	(13.6)
Investing activities	(124)	(550)	(77.5)	(218)	(255)	(14.5)
Financing activities	(677)	(338)	100.3	(39)	(147)	(73.5)

Net cash flow	(4)	(75)	(94.7)	72	(21)	(442.9)

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities decreased by $16 million (2.0%) for HY 2005-06. This is due to increased payments to suppliers and employees, offset by lower cash receipts from customers and lower interest and tax payments compared to the prior period.

The net cash outflow for investing activities decreased by $426 million (77.5%) for HY 2005-06 compared to HY 2004-05, reflecting the purchase of subsidiaries Gen-I and Computerland in the prior period and lower outflows from the purchase of short-term investments, partly offset by increased purchase of fixed assets in the current period and the sale of long-term investments.

The net cash outflow for financing activities increased by $339 million (100.3%) for HY 2005-06. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a consequence of a revised dividend policy in 2004-05.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 70.9% at 31 December 2005, compared to 62.2% at 31 December 2004 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets). The increase in this ratio is the consequence of the reduction in equity that resulted from the write-down of Australian Operations at 31 December 2005.

Net debt was $3,477 million at 31 December 2005, a reduction of $248 million from net debt at 31 December 2004 of $3,725 million.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

At the full year announcement in August 2005 the Board of Telecom advised that it was the Company’s intention, subject to there being no material adverse change in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005-06 fiscal year. Dividends for each of the first three quarters of the year ended 30 June 2006 were expected to be 9.5 cps, with the dividend for the fourth quarter of that year set to reflect the full year expected pay-out ratio.

The Board also announced the intention, subject to no material adverse change in circumstances, to pay a further fully imputed special dividend of 10 cps in respect of the 2005-06 financial year, with payments of 5 cps at the half year and full year dividend dates.

In accordance with this policy the Board has declared a second quarter dividend of 9.5 cps and a half year special dividend of 5 cps.

The Board believes that this distribution strategy leaves Telecom in a strong position to invest in future growth opportunities while continuing to maintain prudent capital management policies. The reduction in the carrying value of Telecom’s Australian Operations is non-cash and has no impact on Telecom’s expected dividend payout for the 2005-06 financial year. The abnormal gain arising on the acquisition of SCCL will also not be factored into Telecom’s calculation of dividend payout for the 2005-06 financial year.

The Board is committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and the capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Second Quarter Dividends
Ordinary Shares	9.5 cents
American Depositary Shares	*US 51.83 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.68 cents
Per American Depositary Share	*US 9.15 cents

Special Dividend
Ordinary Shares	5.0 cents
American Depositary Shares	*US 27.28 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	0.88 cents
Per American Depositary Share	*US 4.80 cents

“Ex” dividend dates
New Zealand Exchange	27 February 2006
Australian Stock Exchange	20 February 2006
New York Stock Exchange	21 February 2006

Books closing dates
New Zealand, Australian Stock Exchanges	24 February 2006
New York Stock Exchange	23 February 2006

Payment dates
New Zealand, Australia	10 March 2006
New York	17 March 2006

*	Based on an exchange rate at 31 December 2005 of NZ$1.00 to US$0.6820

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied). Consistent with the dividends paid for the previous two quarters, in relation to the dividends to be paid in March 2006, Telecom intends to acquire an equivalent number of shares on-market in order to eliminate an increase in capital arising pursuant to the plan.

In addition to this, Telecom intends to adopt a similar policy with regard to new shares that are issued to staff under the Telecom share option scheme. These mechanisms will be reviewed at each dividend date.

FUTURE EXPECTATIONS

Within the New Zealand Operations, Telecom expects the momentum in mobile to continue, with double digit mobile voice and data revenue growth and a solid share of market revenue growth anticipated for the coming year. Broadband growth is also expected to continue, with ongoing improvement in provisioning and customer care systems enabling a high annual rate of growth to be sustained in the coming year. Targeted investment in the 2005-06 financial year, primarily in Telecom Directories and the “Ferrit” online shopping initiative, will negatively impact EBITDA by approximately $15 million.

Australian Operations will continue to implement strategies focused on repositioning the business around mass market offerings. Forecast EBITDA for the year ended 30 June 2006 for Australian Operations is approximately A$85-A$95 million. The previously announced strategic review of options for Telecom’s Australian Operations is underway.

Telecom currently expects net profit after tax, excluding abnormal items, for the year ending 30 June 2006 to be within the market forecast range of $808 million to $857 million.

Telecom’s current capital expenditure forecast for the 2005-06 financial year remains at $750 million.

As noted earlier, subject to no material adverse changes, Telecom expects to pay special dividends totalling 10 cents per share in the 2006 financial year, with a 5 cents per share dividend declared for the half year and another 5 cents per share dividend to be paid at the full year dividend dates. Dividends will be fully imputed.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local service	523	533	(1.9)	260	266	(2.3)
Calling	489	502	(2.6)	238	251	(5.2)
Interconnection	83	78	6.4	42	41	2.4
Mobile	380	343	10.8	192	177	8.5
Data	220	204	7.8	112	102	9.8
Broadband and internet	169	135	25.2	86	69	24.6
IT services	175	141	24.1	82	70	17.1
Directories	115	105	9.5	53	48	10.4
Other operating revenue	58	56	3.6	35	31	12.9
Internal revenue	33	33	—	17	15	13.3

	2,245	2,130	5.4	1,117	1,070	4.4

Operations and support expenses
Labour	269	252	6.7	133	131	1.5
Intercarrier costs	247	231	6.9	119	116	2.6
Other operating expenses	646	579	11.6	316	293	7.8
Internal expenses	9	12	(25.0)	5	5	—

	1,171	1,074	9.0	573	545	5.1

EBITDA	1,074	1,056	1.7	544	525	3.6
Depreciation	198	212	(6.6)	106	106	—
Amortisation	58	54	7.4	25	27	(7.4)

Earnings from operations	818	790	3.5	413	392	5.4

Overview of Results

Earnings from Operations increased by $28 million (3.5%) for HY 2005-06 and $21 million (5.4%) for Q2 2005-06 compared to the corresponding periods in the prior year.

Operating revenues increased by $115 million (5.4%) for HY 2005-06 and $47 million (4.4%) for Q2 2005-06, with increased interconnection, mobile, data, broadband and internet, IT services and directories revenues being partly offset by declines in local service and calling revenues.

Included in the IT services revenue growth of $34 million (25.2%) for HY 2005-06 is revenue from Computerland (acquired effective from 1 September 2004) of $19 million for July and August 2005. Excluding this Computerland revenue, which has no comparable balance in the prior year, underlying IT services revenue growth was $15 million (10.6%) for HY 2005-06 due to growth in the existing IT services business.

NZ OPERATIONS

Broadband and internet revenue increased by $34 million (25.2%) for HY 2005-06 and $17 million (24.6%) for Q2 2005-06 compared to the corresponding periods in the prior year due to the continued uptake of broadband, partly offset by declining dial-up revenues.

The increase in mobile revenue was due to growth in the connection base, combined with strong growth in mobile data while other mobile revenue fell due to lower revenue from handset sales (reflecting lower prices). Interconnection revenue growth was substantially due to increased mobile data volumes.

Calling revenue decreased by $13 million (2.6%) for HY 2005-06. In Q1 2005-06 declines in national, international outward and inward revenues were offset by a $13 million increase in international transit revenues. In Q2 2005-06 the international transit revenue growth reduced to $2 million, and was more than offset by declines in national calling ($9 million), international outward calling ($3 million) and international inward calling ($4 million). Excluding transit revenues, calling revenue fell by 6.7% for HY 2005-06 and 7.4% for Q2 2005-06 compared to the corresponding prior periods.

Operations and support expenses increased by $97 million (9.0%) for HY 2005-06 and $28 million (5.1%) for Q2 2005-06 compared to the corresponding periods in the prior year. Included in the HY 2005-06 increase were expenses from the acquired Computerland business of $18 million for July and August 2005. Excluding these Computerland expenses, underlying operating and support expenses grew by $79 million (7.4%) for HY 2005-06.

Labour cost increased due to a combination of greater resources in key strategic and customer-focussed areas and salary increases. Intercarrier costs increased due to higher mobile interconnection volumes and higher international transit volumes. Other operating costs increased due to a combination of growth in mobile connections, broadband connections and the underlying IT services business.

Depreciation expense decreased by $14 million (6.6%) for HY 2005-06 principally due to the final impairment charge recognised on the TDMA mobile network in Q4 2004-05 and a realignment of asset lives. The increase in amortisation is primarily due to increased capital expenditure on software assets.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue has decreased by $10 million (1.9%) for HY 2005-06 and $6 million (2.3%) for Q2 2005-06 compared to the corresponding periods in the prior year. This decrease is largely due to a decline in local call revenues of $6 million (13.6%) for HY 2005-06 and $3 million (14.3%) for Q2 2005-06. The decline is due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure. Access revenues decreased by $4 million for both HY 2005-06 and for Q2 2005-06.

Wholesaling of residential access lines commenced in Q2 2004-05. As at 31 December 2005, 67,000 of Telecom’s residential access lines were wholesale connections.

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Business & residential access
Revenue ($m)	448	452	(0.9)	223	227	(1.8)
Access lines
Residential:
Retail (000s)	1,345	1,395	(3.6)
Wholesale (000s)	67	18	272.2

Total Residential (000s)	1,412	1,413	(0.1)
Business:
Retail (000s)	253	261	(3.1)
Wholesale (000s)	51	44	15.9

Total Business (000s)	304	305	(0.3)
Centrex lines (000s)	67	71	(5.6)

Local calls*
Revenue ($m)	38	44	(13.6)	18	21	(14.3)
Call minutes (m)	1,133	1,367	(17.1)	539	656	(17.8)

Smartphone, messaging and call track
Revenue ($m)	37	37	—	19	18	5.6

Total Local Service Revenue	523	533	(1.9)	260	266	(2.3)

Retail Local Service ($m)	487	516	(5.6)	242	257	(5.8)
Wholesale Local Service ($m)	36	17	111.8	18	9	100.0

	523	533	(1.9)	260	266	(2.3)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Calling revenue
National	297	316	(6.0)	147	156	(5.8)
International	167	163	2.5	78	83	(6.0)
Other	25	23	8.7	13	12	8.3

	489	502	(2.6)	238	251	(5.2)

National Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue ($m)	99	112	(11.6)	48	54	(11.1)
Call minutes (m)	958	965	(0.7)	478	483	(1.0)
Average price (cents)	10.3	11.6	(11.2)	10.0	11.2	(10.7)

Calls to mobile networks
Revenue ($m)	149	149	—	75	76	(1.3)
Call minutes (m)	369	359	2.8	186	183	1.6
Average price (cents)	40.4	41.5	(2.7)	40.3	41.5	(2.9)

National 0800
Revenue ($m)	44	50	(12.0)	21	24	(12.5)
Call minutes (m)	309	321	(3.7)	154	157	(1.9)
Average price (cents)	14.2	15.6	(9.0)	13.6	15.3	(11.1)

Operator services
Revenue ($m)	5	5	—	3	2	50.0

Total National Calling Revenue	297	316	(6.0)	147	156	(5.8)

Retail National Calling	283	304	(6.9)	140	150	(6.7)
Wholesale National Calling	14	12	16.7	7	6	16.7

	297	316	(6.0)	147	156	(5.8)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $19 million (6.0%) for HY 2005-06 and $9 million (5.8%) for Q2 2005-06 compared to the corresponding periods in the prior year. Revenue from national calls decreased by $13 million (11.6%) for HY 2005-06 and $6 million (11.1%) for Q2 2005-06 with competitive pressure in retail and wholesale driving 11.2% lower average prices for HY 2005-06 and 10.7% for Q2 2005-06.

Revenue from calls to mobile networks was stable for HY 2005-06 and decreased by $1 million (1.3%) for Q2 2005-06 compared to the corresponding periods in the prior year. As outlined in the previous table, Q2 2005-06 average prices decreased 2.9%, partly offset by a 1.6% increase in call minutes.

NZ OPERATIONS

National 0800 revenue decreased by $6 million (12.0%) for HY 2005-06 and $3 million (12.5%) for Q2 2005-06. The decrease was largely driven by lower average prices, along with lower call minutes.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
International calling revenue
International outward	65	69	(5.8)	33	36	(8.3)
International inward	17	24	(29.2)	8	12	(33.3)
International transits	85	70	21.4	37	35	5.7

	167	163	2.5	78	83	(6.0)

International calling revenue increased by $4 million (2.5%) for HY 2005-06 but decreased by $5 million (6.0%) for Q2 2005-06 compared to the corresponding period in the prior year. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Outwards calls
Revenue ($m)	65	69	(5.8)	33	36	(8.3)
Call minutes (m)	325	282	15.2	165	144	14.6
Average price (cents)	20.0	24.5	(18.4)	20.0	25.0	(20.0)

Retail Outward Calls ($m)	58	64	(9.4)	30	33	(9.1)
Wholesale Outward Calls ($m)	7	5	40.0	3	3	—

	65	69	(5.8)	33	36	(8.3)

Inwards calls
Revenue ($m)	17	24	(29.2)	8	12	(33.3)
Call minutes (m)	552	459	20.3	292	240	21.7
Average price (cents)	3.1	5.2	(40.4)	2.7	5.0	(46.0)

Transits
Revenue ($m)	85	70	21.4	37	35	5.7
Intercarrier costs ($m)	63	49	28.6	26	23	13.0

Net margin ($m)	22	21	4.8	11	12	(8.3)
Call minutes (m)	1,303	855	52.4	688	453	51.9
Average margin per minute (cents)	1.7	2.5	(32.0)	1.6	2.6	(38.5)

Outwards calling revenue decreased by $4 million (5.8%) for HY 2005-06 and $3 million (8.3%) for Q2 2005-06 compared to the corresponding periods in the prior year, with the impact of higher volumes more than offset by lower average prices, due largely to the impact of competition.

Inwards calling revenue decreased by $7 million (29.2%) for HY 2005-06 and $4 million (33.3%) for Q2 2005-06, driven by lower average prices. The decrease in average price was due to a change in volume mix with a reduced proportion of higher rate mobile terminating minutes, and an appreciation in the average NZD:USD exchange rate.

As a result of the adoption of IFRS on 1 July 2005, transit revenues are now presented gross, with the corresponding costs included within intercarrier costs. Previously only the net transit margin was included within international revenue. The gross presentation introduces some volatility into reported revenues and intercarrier costs due to the nature of this business. Transit revenue increased by $15 million (21.4%) for HY 2005-06 and $2 million (5.7%) for Q2 2005-06 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to grow overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”). Transit revenue growth was lower in Q2 2005-06 reflecting a change in the mix of transit destinations, with a greater proportion of minutes attributable to lower value destinations.

The net margin from transits increased by $1 million (4.8%) for HY 2005-06 and declined by $1 million (8.3%) for Q2 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Interconnection Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Interconnection
PSTN interconnection	35	36	(2.8)	17	18	(5.6)
Mobile interconnection	48	42	14.3	25	23	8.7

	83	78	6.4	42	41	2.4

Interconnection revenue increased by $5 million (6.4%) for HY 2005-06 and $1 million (2.4%) for Q2 2005-06 compared to the corresponding periods in the prior year. The increase is principally due to mobile interconnection revenue reflecting continued growth in text messaging activity (see “Mobile Revenue”).

NZ OPERATIONS

Mobile Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Mobile revenue ($m)
Voice revenue	263	254	3.5	132	129	2.3
Data revenue	79	47	68.1	41	25	64.0

Mobile voice and data	342	301	13.6	173	154	12.3
Other mobile	38	42	(9.5)	19	23	(17.4)

Total mobile	380	343	10.8	192	177	8.5

Call minutes (m)	671	613	9.5	349	318	9.7

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	70.0	74.7	(6.3)	69.5	74.6	(6.8)
Prepaid	10.8	9.4	14.9	10.9	10.1	7.9
Total	34.1	36.6	(6.8)	33.8	37.0	(8.6)

Voice	26.2	30.9	(15.2)	25.7	31.0	(17.1)
Data	7.9	5.7	38.6	8.1	6.1	32.8

CDMA	43.3	58.2	(25.6)	42.0	56.7	(25.9)
TDMA	5.8	10.0	(42.0)	5.5	9.7	(43.3)

Total ARPU including interconnection	47.0	51.4	(8.6)	46.8	52.1	(10.2)

Mobile voice and data revenue increased by $41 million (13.6%) for HY 2005-06 and $19 million (12.3%) for Q2 2005-06 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base. Call minutes for HY 2005-06 increased 9.5% and for Q2 2005-06 increased 9.7% compared to the corresponding periods in the prior year primarily due to an increase in the connection base.

Other mobile revenue decreased $4 million (9.5%) for HY 2005-06 and $4 million (17.4%) for Q2 2005-06 compared to the corresponding periods in the prior year, partly driven by lower average handset sale prices.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue. It also excludes any revenue from terminating calls from international carriers, which is included in international inwards revenues.

Postpaid ARPU decreased 6.3% for HY 2005-06 and 6.8% for Q2 2005-06, while prepaid ARPU increased by 14.9% for HY 2005-06 and by 7.9% for Q2 2005-06, compared to the corresponding periods in the prior year. Postpaid ARPU has decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased due to increased data revenues. Total ARPU (excluding interconnection) for HY 2005-06 decreased 6.8% and for Q2 2005-06 decreased 8.6% compared to the corresponding periods last year due to the decrease in postpaid ARPU and the higher percentage of prepaid customers on the base. CDMA ARPU has decreased due to a decrease in postpaid ARPU and an increasing proportion of prepaid connections in the CDMA base.

Revenue from CDMA connections now comprises approximately 96% of total Q2 2005-06 mobile voice and data revenues, compared to 85% in Q2 2004-05.

NZ OPERATIONS

Total ARPU including interconnection decreased by 8.6% for HY 2005-06 and by 10.2% for Q2 2005-06 compared to the corresponding periods in the prior year, predominantly due to the decrease in postpaid ARPU and lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	31 December 2005			31 December 2004
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
CDMA
CDMA One	8	80	88	57	105	162
IXRTT/EVDO	634	710	1,344	428	304	732

Total CDMA connections	642	790	1,432	485	409	894
Three month active base (%)	100	97	98	100	97	99

TDMA
Analogue	15	170	185	36	243	279
Digital	25	160	185	74	211	285

Total TDMA connections	40	330	370	110	454	564
Three month active base (%)	100	81	84	100	79	83

Internal connections (CDMA)	6	—	6	5	—	5

Total Connections	688	1,120	1,808	600	863	1,463

Total connections of 1,808,000 at 31 December 2005 grew by 345,000 (23.6%) over the twelve month period from 1,463,000 at 31 December 2004 and by 135,000 (8.1%) from 1,673,000 at 30 September 2005. Of the 31 December 2005 total connection base, 38.1% were postpaid connections, while 61.9% were prepaid connections.

Telecom had approximately 1,438,000 CDMA connections (including internal connections) at 31 December 2005, comprising 79.5% of total connections. CDMA external connections have increased by 538,000 (60.2%) over the twelve month period from 894,000 at 31 December 2004, with CDMA postpaid external connections increasing by 157,000 and CDMA prepaid connections by 381,000. CDMA external connections increased by 175,000 (13.9%) over the current quarter from 1,257,000 at 30 September 2005. Of the total CDMA connection base at 31 December 2005, 45.1% were postpaid connections and 54.9% were prepaid connections.

NZ OPERATIONS

Data Revenue

Data revenue increased by $16 million (7.8%) for HY 2005-06 and $10 million (9.8%) for Q2 2005-06 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Data revenue
Managed IP data services:
Lanlink	51	43	18.6	26	21	23.8
Private office and high speed data	25	16	56.3	13	9	44.4
Other IP data	4	4	—	2	2	—

	80	63	27.0	41	32	28.1
Traditional data services:
Frame relay	13	15	(13.3)	6	8	(25.0)
Digital data services	32	35	(8.6)	15	16	(6.3)
ISDN	51	48	6.3	26	23	13.0
Leased data services	31	29	6.9	17	17	—
IP Net / Netgate	4	4	—	2	2	—
Miscellaneous data	9	10	(10.0)	5	4	25.0

	140	141	(0.7)	71	70	1.4

Total Data Revenue	220	204	7.8	112	102	9.8

Retail data	177	164	7.9	90	82	9.8
Wholesale data	43	40	7.5	22	20	10.0

	220	204	7.8	112	102	9.8

Data revenue growth for both HY 2005-06 and Q2 2005-06 has been driven by increased managed IP data services, while HY 2005-06 revenue from traditional data services has declined.

Managed IP data services revenue increased by $17 million (27.0%) for HY 2005-06 and $9 million (28.1%) for Q2 2005-06 compared to the corresponding periods in the prior year. Lanlink growth of $8 million for HY 2005-06 and $5 million for Q2 2005-06 was due to a combination of increased connections and revenue from managing traffic on behalf of Lanlink customers. Private office and high speed data growth of $9 million for HY 2005-06 and $4 million for Q2 2005-06 reflects growth in private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue declined by $1 million (0.7%) for HY 2005-06, but increased by $1 million (1.4%) for Q2 2005-06 compared to the corresponding periods in the prior year. The HY 2005-06 decrease is largely due to product substitution as customers migrate to broadband and managed IP data services.

NZ OPERATIONS

Broadband and Internet Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Broadband revenue ($m)
Broadband revenue	122	77	58.4	63	40	57.5
Value added services revenue	9	8	12.5	5	4	25.0

Total broadband revenue	131	85	54.1	68	44	54.5

Retail	116	83	39.8	59	43	37.2
Wholesale	15	2	650.0	9	1	800.0

	131	85	54.1	68	44	54.5

Broadband connections* (000s)
Residential
Retail	211	103	104.9
Resale (Jestream partnering programme)	5	13	(61.5)
Wholesale	63	7	800.0

Total Residential	279	123	126.8

Business
Retail	45	33	36.4
Resale (Jestream partnering programme)	4	9	(55.6)
Wholesale	12	3	300.0

Total Business	61	45	35.6

Total Connections
Retail	256	136	88.2
Resale (Jestream partnering programme)	9	22	(59.1)
Wholesale	75	10	650.0

Total Connections	340	168	102.4

Internet revenue ($m)
Internet revenue	38	49	(22.4)	18	24	(25.0)

Active dial-up customers at period end (000s)	343	412	(16.7)
Total dial-up hours (m)	51.6	74.5	(30.7)	24.3	33.4	(27.2)
Average hours per active customer per month	24.0	29.1	(17.5)	23.0	26.5	(13.2)

Total Broadband and Internet Revenue ($m)	169	135	25.2	86	69	24.6

*	Broadband connections include all plans with download speeds of 256 kbps or greater

NZ OPERATIONS

Broadband revenue increased by $46 million (54.1%) for HY 2005-06 and $24 million (54.5%) for Q2 2005-06 compared to the corresponding periods in the prior year, driven by the continued uptake of Telecom’s broadband service. Total broadband connections of approximately 340,000 at 31 December 2005 increased by 172,000 (102.4%) from 31 December 2004, and by 38,000 since 30 September 2005 with residential connections increasing 35,000 and business connections increasing 3,000. Of the 35,000 growth in residential connections, wholesale connections grew by 16,000, retail connections by 20,000, partly offset by a decline in resale (Jetstream partnering programme) connections of 1,000. The Jetstream partnering programme was closed down in January 2006, with all remaining connections transferred to full wholesale arrangements.

In addition to broadband connections at 31 December 2005, Telecom had less than 1,000 ADSL connections on lower speed plans (i.e. less than 256 kilobits per second), a decrease of approximately 16,000 from 31 December 2004. These lower speed connections are being progressively migrated to high speed plans (256 kilobits per second or greater).

Internet revenue decreased $11 million (22.4%) for HY 2005-06 and $6 million (25.0%) for Q2 2005-06 driven by the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 343,000 at 31 December 2005 decreased by 69,000 (16.7%) from 31 December 2004.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Procurement	73	49	49.0	34	22	54.5
Software solutions	9	11	(18.2)	3	6	(50.0)
IT solutions	80	65	23.1	40	34	17.6
Network delivered services	6	4	50.0	3	2	50.0
Other revenues	7	12	(41.7)	2	6	(66.7)

Total IT Services Revenue	175	141	24.1	82	70	17.1

IT services revenue increased by $34 million (24.1%) for HY 2005-06 and $12 million (17.1%) for Q2 2005-06 compared to the corresponding periods in the prior year. Included in the half year revenue growth is Computerland revenue of $19 million for July and August 2005. Excluding this Computerland revenue, which has no comparable amount in the prior corresponding period, underlying IT services revenue growth was $15 million (12.8%) for HY 2005-06 due to growth in the existing IT services business. The IT services revenue growth for Q2 2005-06 is due to strong growth in Procurement of $12 million (54.5%) and IT solutions of $6 million (17.6%).

Directories Revenue

Directories revenue of $115 million increased by $10 million (9.5%) for HY 2005-06 and $5 million (10.4%) for Q2 2005-06 compared to the corresponding periods in the prior year, driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Other operating revenue
Equipment sales	18	20	(10.0)	10	10	—
Other International	16	15	6.7	8	8	—
TSO revenue	7	8	(12.5)	3	4	(25.0)
Other miscellaneous revenue	17	13	30.8	14	9	55.6

	58	56	3.6	35	31	12.9

Other operating revenue increased by $2 million (3.6%) for HY 2005-06 and $4 million (12.9%) for Q2 2005-06.

Operations and Support Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005	2004	Change %
Labour ($m)
Wired	172	163	5.5	84	84	—
Wireless	23	17	35.3	13	9	44.4
IT Services	61	60	1.7	29	32	(9.4)
International	13	12	8.3	7	6	16.7

	269	252	6.7	133	131	1.5

Personnel numbers
Total staff at 31 December	6,309	6,111	3.2

Labour expense increased by $17 million (6.7%) for HY 2005-06 and $2 million (1.5%) in Q2 2005-06 compared to the corresponding periods in the prior year. Included within the increased labour expense for HY 2005-06 is Computerland labour of $4 million for July and August 2005. Excluding Computerland labour, total labour costs increased by $13 million (5.2%) for HY 2005-06, due to a combination of additional resources focused on key customer related areas (including call centre support and frontline sales), insourcing core activities (broadband helpdesk and IT Operations staff) and salary increases in line with market movements.

Personnel numbers of 6,309 at 31 December 2005 increased by (3.2%) compared to 31 December 2004. The increase in personnel numbers results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales).

NZ OPERATIONS

Intercarrier costs

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Land to mobile, mobile to 0800 interconnection	56	60	(6.7)	28	31	(9.7)
Mobile interconnection	57	51	11.8	29	27	7.4
International settlements	134	120	11.7	62	58	6.9

	247	231	6.9	119	116	2.6

Intercarrier costs increased by $16 million (6.9%) for HY 2005-06 and $3 million (2.6%) for Q2 2005-06 compared to the corresponding periods in the prior year, with both mobile interconnection and international settlement costs increasing, partly offset by decreases in land to mobile and mobile to 0800 interconnection.

Mobile interconnection increased by $6 million (11.8%) for HY 2005-06 and $2 million (7.4%) for Q2 2005-06 due to increased data volumes. International settlement costs increased by $14 million (11.7%) for HY 2005-06 and $4 million (6.9%) for Q2 2005-06 compared to the corresponding periods in the prior year. This increase reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue). Cost growth was lower in Q2 2005-06 reflecting a change in the mix of transit destinations, with a greater proportion of minutes attributable to lower value destinations.

NZ OPERATIONS

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Other operating expenses
Direct costs:
Direct contractor costs	67	68	(1.5)	35	32	9.4
International cable maintenance and restoration	6	6	—	2	3	(33.3)
Support contracts and other direct costs	43	50	(14.0)	21	28	(25.0)

Total direct costs	116	124	(6.5)	58	63	(7.9)

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	164	125	31.2	84	68	23.5
IT services	91	67	35.8	40	31	29.0
Broadband and internet, directories & other	47	46	2.2	22	23	(4.3)

Total other sales costs	302	238	26.9	146	122	19.7

Computer costs	71	67	6.0	34	34	—
Advertising, promotions and communications	51	47	8.5	27	23	17.4
Accommodation costs	41	36	13.9	20	18	11.1
Outsourcing	13	15	(13.3)	6	8	(25.0)
Travel	8	9	(11.1)	4	4	—
Bad Debts	10	9	11.1	4	5	(20.0)
Other	34	34	—	17	16	6.3

	646	579	11.6	316	293	7.8

Other operating expenses increased by $67 million (11.6%) for HY 2005-06 and $23 million (7.8%) for Q2 2005-06 compared to the corresponding periods in the prior year. Included within this increase were other operating expenses associated with the Computerland business of $14 million for July and August 2005. Excluding the growth attributable to Computerland, other operating expenses increased $53 million (9.2%) for HY 2005-06.

Direct costs decreased by $8 million (6.5%) for HY 2005-06 and $5 million (7.9%) for Q2 2005-06 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher broadband connections.

Other sales costs increased by $64 million (26.9%) for HY 2005-06 and $24 million (19.7%) for Q2 2005-06 compared to the corresponding periods in the prior year. Mobile acquisitions, upgrades and dealer commissions increased by $39 million (31.2%) for HY 2005-06 and $16 million (23.5%) for Q2 2005-06 compared to the corresponding periods in the prior year, driven by growth in connections.

Other sales costs for IT services, excluding the growth attributable to Computerland, increased by $12 million (17.9%) for HY 2005-06, and increased $9 million (29.0%) for Q2 2005-06, compared to the corresponding periods in the prior year. This increase was driven principally by growth in the procurement business.

NZ OPERATIONS

Advertising, promotions and communications costs increased by $4 million (8.5%) for HY 2005-06 and $4 million (17.4%) for Q2 2005-06. The increase in Q2 2005-06 is largely due to higher broadband advertising costs.

Accommodation costs increased by $5 million (13.9%) for HY 2005-06 and $2 million (11.1%) for Q2 2005-06 largely due to higher lease and rental costs and higher electricity costs.

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Depreciation
Wired	150	149	0.7	81	75	8.0
Wireless	29	43	(32.6)	15	21	(28.6)
IT Services	4	4	—	2	2	—
International	15	16	(6.3)	8	8	—

	198	212	(6.6)	106	106	—

Amortisation
Wired	33	29	13.8	12	14	(14.3)
Wireless	7	8	(12.5)	4	4	—
International	18	17	5.9	9	9	—

	58	54	7.4	25	27	(7.4)
Total Depreciation and Amortisation ($m)	256	266	(3.8)	131	133	(1.5)

Depreciation and amortisation decreased by $10 million (3.8%) for HY 2005-06 and $2 million (1.5%) for Q2 2005-06 compared to the corresponding periods in the prior year.

Amortisation expense primarily relates to software assets (Wired), spectrum licences (Wireless) and international cable capacity (International).

The decline in the Wireless depreciation of $14 million (32.6%) for HY 2005-06 and $6 million (28.6%) for Q2 2005-06 is due largely to the final impairment on the TDMA mobile network recorded in Q4 2004-05. The increase in amortisation for Wired of $4 million (13.8%) for HY 2005-06 is primarily due to increased capital expenditure on software assets.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Two reporting business units together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local service	17	21	(19.0)	8	10	(20.0)
Calling	210	232	(9.5)	106	115	(7.8)
Interconnection	22	22	—	11	12	(8.3)
Mobile	51	75	(32.0)	25	36	(30.6)
Data	86	96	(10.4)	41	46	(10.9)
Broadband and internet	51	45	13.3	26	23	13.0
Resale	168	167	0.6	85	85	—
Other operating revenue	34	41	(17.1)	18	24	(25.0)
Internal revenue	9	10	(10.0)	4	5	(20.0)

	648	709	(8.6)	324	356	(9.0)

Operating expenses
Labour	107	94	13.8	54	47	14.9
Intercarrier costs	336	373	(9.9)	172	186	(7.5)
Other operating expenses	123	133	(7.5)	61	64	(4.7)
Internal expenses	34	32	6.3	17	15	13.3

	600	632	(5.1)	304	312	(2.6)

EBITDA	48	77	(37.7)	20	44	(54.5)
Depreciation	63	64	(1.6)	30	31	(3.2)
Amortisation	20	14	42.9	11	7	57.1

(Loss)/earnings from operations	(35)	(1)	NM	(21)	6	(450.0)

Business Unit Contribution
Australian Consumer	72	78	(7.7)	36	45	(20.0)
Australian Business	93	113	(17.7)	44	57	(22.8)
Support Functions	(117)	(114)	2.6	(60)	(58)	3.4

EBITDA	48	77	(37.7)	20	44	(54.5)

Reported New Zealand Dollar (“NZD”) results for Australian Operations are impacted by movements in exchange rates. The NZD strengthened slightly against the AUD, increasing 0.3% for HY 2005-06 compared to the corresponding period in the prior year. This had a minor impact on reported results.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Half year ended 31 December			Quarter ended 31 December
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Local service	15	19	(21.1)	7	9	(22.2)
Calling	194	215	(9.8)	99	108	(8.3)
Interconnection	20	21	(4.8)	10	11	(9.1)
Mobile	47	69	(31.9)	23	32	(28.1)
Data	80	89	(10.1)	39	43	(9.3)
Broadband and internet	47	42	11.9	24	21	14.3
Resale	156	153	2.0	80	78	2.6
Other operating revenue	32	38	(15.8)	18	22	(18.2)
Internal revenue	8	9	(11.1)	3	5	(40.0)

	599	655	(8.5)	303	329	(7.9)

Operating expenses
Labour	99	87	13.8	50	45	11.1
Intercarrier costs	310	344	(9.9)	159	172	(7.6)
Other operating expenses	115	123	(6.5)	59	57	3.5
Internal expenses	32	30	6.7	18	13	38.5

	556	584	(4.8)	286	287	(0.3)

EBITDA	43	71	(39.4)	17	42	(59.5)

Depreciation	58	59	(1.7)	29	30	(3.3)
Amortisation	19	14	35.7	10	7	42.9

(Loss)/earnings from operations	(34)	(2)	NM	(22)	5	NM

Business Unit Contribution
Australian Consumer	66	68	(2.9)	33	37	(10.8)
Australian Business	86	108	(20.4)	41	58	(29.3)
Support Functions	(109)	(105)	3.8	(57)	(53)	7.5

EBITDA	43	71	(39.4)	17	42	(59.5)

An analysis of Australian Operations results by business units follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

Australian Operations have continued to operate in an intensely competitive market, especially in the corporate and large business sectors. AAPT continues to focus on the SME and mass-market segments with an acceleration of investment in product development, indirect channels, telesales capability and business support and operating support systems. In HY 2005-06, capital expenditure of $20 million has been made as part of these ongoing strategic initiatives. These initiatives have also negatively impacted operating expenditure.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer unit includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Calling	92	107	(14.0)	47	54	(13.0)
Mobile	36	56	(35.7)	18	25	(28.0)
Data	2	2	—	1	1	—
Broadband and internet	14	7	100.0	8	4	100.0
Resale	135	137	(1.5)	69	70	(1.4)
Other operating revenue	2	—	—	1	—	—

	281	309	(9.1)	144	154	(6.5)

Operating expenses
Labour	8	5	60.0	5	2	150.0
Intercarrier costs	167	185	(9.7)	87	93	(6.5)
Other operating expenses	37	47	(21.3)	17	20	(15.0)
Internal expenses	3	4	(25.0)	2	2	—

	215	241	(10.8)	111	117	(5.1)

Business Unit Contribution	66	68	(2.9)	33	37	(10.8)

Overview of Results

Revenues decreased by $28 million (9.1%) for HY 2005-06 and $10 million (6.5%) for Q2 2005-06 compared to the prior corresponding periods. The decrease was driven by mobile revenues declining due to the decision to move away from selling mobile as a stand-alone product. Calling revenue declined as a result of price decreases reflecting capped offerings and lower customer numbers. Broadband and internet revenue grew in line with an increase in customers and the trend to upgrade from dial-up to broadband.

The business unit contribution decreased by $2 million (2.9%) for HY 2005-06 and $4 million (10.8%) for Q2 2005-06 compared to the corresponding periods in the prior year.

The active fixed line customer base at 31 December 2005 of 445,000 decreased by 3.3% compared to the prior year. However, full service customers increased by 4.8% to 87.2% of the fixed line base and bundled customers increased by 97.0% to 40.5% of the fixed line base compared to the prior year. This has resulted in an increase in total services compared to the prior year.

AUSTRALIAN CONSUMER

Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue (A$m)	27	33	(18.2)	14	16	(12.5)
Call minutes (m)	377	402	(6.2)	190	203	(6.4)
Average price (A$ cents)	7.2	8.2	(12.2)	7.4	7.9	(6.3)

Calls to mobile networks
Revenue (A$m)	51	58	(12.1)	26	30	(13.3)
Call minutes (m)	135	146	(7.5)	70	74	(5.4)
Average price (A$ cents)	37.8	39.7	(4.8)	37.1	40.5	(8.4)

International calling revenue
Total International calling (A$m)	14	16	(12.5)	7	8	(12.5)
Call minutes (m)	71	80	(11.3)	36	41	(12.2)
Average price (A$ cents)	19.7	20.0	(1.5)	19.4	19.5	(0.5)

Total calling revenue (A$m)	92	107	(14.0)	47	54	(13.0)
Resale revenue (A$m)	135	137	(1.5)	69	70	(1.4)

Total calling and resale revenue (A$m)	227	244	(7.0)	116	124	(6.5)

Fixed line customer numbers (000s)	445	460	(3.3)
Average revenue per fixed linecustomer (A$ per month)	85.0	88.4	(3.8)	86.9	89.9	(3.3)

In total, calling and resale revenue of $227 million for HY 2005-06 and $116 million for Q2 2005-06 decreased $17 million (7.0%) and $8 million (6.5%) respectively, compared to the prior corresponding periods. The growth in full service customers meant that resale revenue remained stable. The volume of national calling and calls to mobile networks minutes fell for HY 2005-06 as a result of the reduction in fixed line customers and fixed to mobile substitution. Average revenue per minute for national calling and calls to mobile networks declined due to an increase in average call duration and price caps.

The fixed line customer base at 31 December 2005 decreased by 3.3% compared to the prior year. Average revenue per fixed line customer was 3.8% lower in HY 2005-06 and 3.3% lower in Q2 2005-06, driven by the move to capped offers. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. 40.5% of fixed line customers now buy internet and/or mobile services in addition to fixed line offerings, up from 36.3% in Q1 2005-06, 29.6% in Q4 2004-05, 25.8% in Q3 2004-05 and 21.2% in Q2 2004-05.

AUSTRALIAN CONSUMER

Mobile Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Mobile revenue (A$m)	36	56	(35.7)	18	25	(28.0)

Call minutes (m)	51	68	(25.0)	28	34	(17.6)

Connections at period end (000s)
Postpaid - Bundled	71	44	61.4
Postpaid - Stand Alone	62	89	(30.3)

Postpaid - Total	133	133	—

Prepaid	—	38	(100.0)
Total	133	171	(22.2)

ARPU (A$ per month)	45.1	54.6	(17.4)	45.1	48.7	(7.4)

Mobile revenue declined by $20 million (35.7%) for HY 2005-06 and $7 million (28.0%) in Q2 2005-06 compared to the corresponding periods in the prior year. Of the $20 million decrease for HY 2005-06, $7 million was due to a shift away from handset sales, while the remainder of the decrease was the result of lower stand alone customer numbers.

While total postpaid mobile connections remained steady year on year, the mix between bundled and stand-alone connections changed markedly. The percentage of bundled connections increased from 33% at 31 December 2004 to 53% at 31 December 2005. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

The decrease in the number of prepaid mobile connections is a result of the sale of the remaining base to Commiditel at the end of Q2 2005-06 which yielded $2 million. These trends reflect the strategy of selling mobiles as part of a bundle only and not as stand-alone products.

Data Revenue

Data revenue is predominantly Foxtel subscriptions (4,000 subscribers) and was stable for HY 2005-06 and Q2 2005-06 compared to the prior corresponding periods.

Broadband and Internet Revenue

Internet revenue increased $7 million (100.0%) for HY 2005-06 and $4 million (100.0%) for Q2 2005-06 compared to the prior corresponding periods. This increase was the result of growth in dial-up and broadband customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers across these products have grown at a steady rate from 66,000 dial-up and 12,000 broadband customers at Q2 2004-05 to 90,000 dial-up and 27,000 broadband customers at Q4 2004-05 to 98,000 dial-up and 63,000 broadband customers at Q2 2005-06 (a year on year increase of 48.5% in dial-up and 425.0% in broadband).

AUSTRALIAN CONSUMER

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	8	5	60.0	5	2	150.0

Personnel numbers
Total staff at 31 December	147	85	72.9

The labour expense increased by $3 million (60.0%) in HY 2005-06 and $3 million in Q2 2005-06 (150.0%) respectively compared to the prior corresponding periods. The increase was primarily due to investment in a new telesales centre.

Intercarrier costs

Intercarrier costs decreased by $18 million (9.7%) in HY 2005-06 and $6 million (6.5%) in Q2 2005-06 respectively compared to the prior corresponding periods. Lower intercarrier costs reflected lower calling volumes as well as rebates from previous wholesale agreements with Telstra. Similar rebates are not expected to be available going forward.

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Dealer commissions	12	14	(14.3)	5	5	—
Advertising, promotions and communications	14	8	75.0	8	3	166.7
Bad debts	4	10	(60.0)	3	6	(50.0)
Other sales costs	3	11	(72.7)	1	4	(75.0)
Other operating expenses	4	4	—	—	2	(100.0)

	37	47	(21.3)	17	20	(15.0)

Other operating expenses decreased by $10 million (21.3%) for HY 2005-06 and $3 million (15.0%) for Q2 2005-06 respectively compared to the prior corresponding periods. This was primarily due to the reduction in other sales costs. Other sales costs represents non carrier-related cost of sales and includes mobile handsets. Other sales costs decreased $8 million (72.7%) for HY 2005-06 and $3 million (75.0%) for Q2 2005-06 respectively compared to the prior corresponding periods. Bad debt expense decreased in HY 2005-06 due to improved debtor management and collection performance. Advertising costs increased to support the launch of new products.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business unit includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA and Gen-i Australia to corporate customers.

Australian Business - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Local service	15	19	(21.1)	7	9	(22.2)
Calling	102	108	(5.6)	52	54	(3.7)
Interconnection	20	21	(4.8)	10	11	(9.1)
Mobile	11	13	(15.4)	5	7	(28.6)
Data	78	87	(10.3)	38	42	(9.5)
Broadband and internet	33	35	(5.7)	16	17	(5.9)
Resale	21	16	31.3	11	8	37.5
Other operating revenue	30	38	(21.1)	17	22	(22.7)
Internal revenue	8	9	(11.1)	3	5	(40.0)

	318	346	(8.1)	159	175	(9.1)

Operating expenses
Labour	33	25	32.0	18	12	50.0
Intercarrier costs	143	159	(10.1)	72	79	(8.9)
Other operating expenses	28	25	12.0	13	12	8.3
Internal expenses	28	29	(3.4)	15	14	7.1

	232	238	(2.5)	118	117	0.9

Business Unit Contribution	86	108	(20.4)	41	58	(29.3)

Overview of Results

Revenue declined by $28 million (8.1%) for HY 2005-06 and $16 million (9.1%) for Q2 2005-06 compared to the corresponding periods in the prior year. Year on year, volumes have remained relatively steady or have grown across most targeted lines, however prices have fallen considerably across all voice, interconnect and internet products. In Q2 2005-06, calling volumes and revenue decreases in the retail market were only partly offset by increased volumes with lower prices in the wholesale business. Resale revenues grew in wholesale while the loss of a high volume, low margin data contract and the loss of the VicOne contract negatively impacted data revenues.

Business unit contribution decreased by $22 million (20.4%) for HY 2005-06 and $17 million (29.3%) for Q2 2005-06 compared to the corresponding periods in the prior year. This decrease was driven by lower prices and lower operating margins.

AUSTRALIAN BUSINESS

Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue (A$m)	30	38	(21.1)	15	19	(21.1)
Call minutes (m)	545	653	(16.5)	258	323	(20.1)
Average price (A$ cents)	5.5	5.8	(5.2)	5.8	5.9	(1.7)

Calls to mobile networks
Revenue (A$m)	42	42	—	20	21	(4.8)
Call minutes (m)	206	186	10.8	100	93	7.5
Average price (A$ cents)	20.3	22.6	(10.2)	20.0	22.5	(11.1)

International calling revenue
Revenue (A$m)	30	28	7.1	17	14	21.4
Call minutes (m)	374	280	33.6	200	151	32.5
Average price (A$ cents)	8.0	10.0	(20.0)	8.5	9.2	(7.6)

Total calling revenue (A$m)	102	108	(5.6)	52	54	(3.7)

Revenue from national calls decreased by $8 million (21.1%) for HY 2005-06 and $4 million (21.1%) for Q2 2005-06 compared to the corresponding periods in the prior year. National volumes decreased 16.5% for HY 2005-06 and 20.31 for Q2 2005-06 with the loss of a high volume, low margin corporate customer and general declines in other retail and corporate customer volumes.

Revenue from calls to mobile networks was stable for HY 2005-06 but declined by $1 million (4.8%) for Q2 2005-06 compared to the corresponding periods in the prior year. Wholesale volume growth was offset by a combination of retail volume decline and lower prices.

Revenue from International calls increased by $2 million (7.1%) for HY 2005-06 and $3 million (21.4%) for Q2 2005-06 compared to the corresponding periods in the prior year. This was due to a significant increase in call minutes of 33.6% for HY 2005-06 and 32.5% for Q2 2005-06, partly offset by lower average prices.

Interconnection Revenue

Interconnection revenue was relatively stable for HY 2005-06 and Q2 2005-06 compared to the corresponding periods in the prior year as a significant increase in volume was offset by a decline in average price.

Data Revenue

Data revenue decreased by $9 million (10.3%) for HY 2005-06 and $4 million (9.5%) for Q2 2005-06 compared to the corresponding periods in the prior year. This was due to the loss of one large volume, low margin corporate customer and the loss of the VicOne business despite growth in the wholesale business.

AUSTRALIAN BUSINESS

Broadband and Internet Revenue

Broadband and internet revenue decreased by $2 million (5.7%) for HY 2005-06 and $1 million (5.9%) for Q2 2005-06 compared to the corresponding periods in the prior year. IP revenue decreased slightly as volume declines in the retail business were mostly offset by growth in the wholesale business, despite continuing aggressive pricing in the market.

Resale Revenue

Resale revenue increased by $5 million (31.3%) for HY 2005-06 and $3 million (37.5%) for Q2 2005-06 compared to the corresponding periods in the prior year. Growth occurred in both the retail and wholesale businesses.

Other Operating Revenue

Other operating revenue decreased by $8 million (21.1%) for HY 2005-06 and $5 million (22.7%) for Q2 2005-06 compared to the corresponding periods in the prior year due to lower project revenue and equipment sales.

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	33	25	32.0	18	12	50.0

Personnel numbers
Total staff at 31 December	566	332	70.5

Labour costs increased by $8 million (32.0%) for HY 2005-06 and $6 million (50.0%) for Q2 2005-06 compared to the corresponding periods in the prior year reflecting higher personnel numbers. Total staff numbers increased by 234 (70.5%) between 31 December 2004 and 31 December 2005. The largest contributors to this increase were strategic initiatives announced to reposition the business, as part of which existing telesales centres were expanded and new outbound telesales centres established.

Personnel numbers were also increased by the restructuring of business units in October 2005 which resulted in the movement of 40 Gen-i personnel from NZ Operations to Australian Operations and the movement of 69 personnel from Support to Business.

Intercarrier Costs

Intercarrier costs decreased by $16 million (10.1%) for HY 2005-06 and $7 million (8.9%) for Q2 2005-06 compared to the corresponding periods in the prior year. Lower intercarrier costs reflected lower calling volumes as well as rebates from previous wholesale agreements with Telstra. Similar rebates are not expected to be available going forward.

AUSTRALIAN BUSINESS

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Direct costs	8	12	(33.3)	4	6	(33.3)
Advertising, promotions and communications	5	3	66.7	2	2	—
Accomodation and travel	1	1	—	—	—	—
Bad debts	1	3	(66.7)	—	1	(100.0)
Other sales costs	7	4	75.0	4	2	100.0
Other operating expenses	6	2	200.0	3	1	200.0

	28	25	12.0	13	12	8.3

Direct costs are driven in part by project revenue and decreased by $4 million (33.3%) for HY 2005-06 and $2 million (33.3%) for Q2 2005-06 compared to the corresponding periods in the prior year. As project revenue is down for both HY 2005-06 and Q2 2005-06, direct costs are correspondingly lower. Bad debt expense decreased by $2 million (66.7%) for HY 2005-06 and $1 million (100.0%) for Q2 2005-06 due to improved credit checking and collection processes. Advertising costs increased by $2 million (66.7%) for HY 2005-06 but were stable for Q2 2005-06 due to increased marketing activities in Q1 2005-06. Other operating expenses increased by $4 million for HY 2005-06 and $2 million for Q2 2004-05 due to higher general expenses and computer costs.

SUPPORT FUNCTIONS

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business units. An analysis of support function costs is provided in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	58	57	1.8	27	31	(12.9)
Other operating expenses (A$m)	50	51	(2.0)	29	25	16.0
Internal expenses (A$m)	1	(3)	(133.3)	1	(3)	(133.3)

Business Unit Contribution (A$m)	109	105	3.8	57	53	7.5

Personnel numbers
Total staff at 31 December	1,438	1,444	(0.4)

NM = Not a Meaningful Comparison

Labour

Labour costs increased by $1 million (1.8%) for HY 2005-06 but declined by $4 million (12.9%) for Q2 2005-06 compared to the corresponding periods in the prior year. The increase for HY 2005-06 related to higher shift worker overtime. The decrease in Q2 2005-06 labour expense reflects lower contractor costs and lower average staff numbers during the period.

Both personnel numbers and labour costs take into account the impact of the restructuring of business units in October 2005 which resulted in the movement of 69 personnel from Support to Business.

Other operating expenses

Total other operating expenses decreased by $1 million (2.0%) for HY 2005-06 but increased by $4 million (16.0%) for Q2 2005-06 compared to the corresponding periods in the prior year. This was due to a decrease in consultancy costs in HY 2005-06 but an increase in direct costs and accommodation in Q2 2005-06.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Depreciation	58	59	(1.7)	29	30	(3.3)
Amortisation	19	14	35.7	10	7	42.9

	77	73	5.5	39	37	5.4

Depreciation and amortisation in total increased by $4 million (5.5%) for HY 2005-06 and by $2 million (5.4%) for Q2 2005-06 compared to the corresponding periods in the prior year. The increase in amortisation of $5 million (35.7%) for HY 2005-06 and $3 million (42.9%) for Q2 2005-06 is due to increased capital expenditure on software assets.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Half year ended 31 December			Quarter ended 31 December
	2005	2004	Change %	2005	2004	Change %
Revenue
Other operating revenue ($m)	3	2	50.0	1	1	—
Internal revenue ($m)	2	1	100.0	1	—	NM

	5	3	66.7	2	1	100.0

Operating expenses
Labour ($m)	29	23	26.1	15	12	25.0
Computer costs ($m)	3	4	(25.0)	1	2	(50.0)
Advertising ($m)	6	2	200.0	3	1	200.0
Other operating costs ($m)	18	17	5.9	9	10	(10.0)
Internal expenses ($m)	1	—	NM	—	—	NM

	57	46	23.9	28	25	12.0

Amortisation
Amortisation of intangibles ($m)	6	5	20.0	3	3	—

	6	5	20.0	3	3	—

Personnel numbers
Total staff at 31 December	296	265	11.7	296	265	11.7

NM = Not a Meaningful Comparison

The increase in other operating revenue of $1 million for HY 2005-06 was the result of accrued Southern Cross support fees.

Corporate operating expenses increased by $11 million (23.9%) for HY 2005-06 and $3 million (12.0%) for Q2 2005-06. Labour expense increased, partly as a result of increased staff numbers in the legal group to allow more legal work to be performed in-house, generating savings across the organisation. The increase in advertising expense was largely a function of centralisation of group sponsorship and other marketing costs.

CAPITAL EXPENDITURE

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
NZ Wired
Growth	106	102	3.9	59	58	1.7
Upgrades and replacements	61	44	38.6	30	29	3.4
New Investment
Product development	7	5	40.0	6	3	100.0
New network capability	33	16	106.3	16	8	100.0
New IS capability	18	30	(40.0)	9	14	(35.7)

Total New Investment	58	51	13.7	31	25	24.0
Total NZ Wired	225	197	14.2	120	112	7.1
NZ Wireless	51	53	(3.8)	31	40	(50.0)
International	5	6	(16.7)	3	3	(33.3)
Australian Operations	62	53	17.0	36	28	(3.6)
Corporate and Other	11	8	37.5	6	4	50.0

	354	317	11.7	196	187	(7.5)

Total capital expenditure of $354 million for HY 2005-06 increased by $37 million (11.7%) compared to HY 2004-05 with increased expenditure in all business areas except NZ Wireless and International.

NZ Wired Growth capital expenditure increased by $4 million (3.9%) for HY 2005-06 and $1 million (1.7%) for Q2 2005-06 over the previous corresponding periods. This increase is driven largely by increased demand and coverage for broadband services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

Wired upgrades-and-replacements investment increased by $17 million (38.6%) for HY 2005-06 and corresponding periods. This increase is driven largely by planned increased activity including network renewal and refreshing client networks. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, mobile phones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

Wired investment in new capabilities increased by $7 million (13.7%) for HY 2005-06 and $6 million (24.0%) for Q2 2005-06 over the previous corresponding periods. This increase is primarily due to ongoing development and deployment of new network and IT infrastructure. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by investment in the next generation network and IS platforms.

Wireless investment decreased by $2 million (3.8%) for HY 2005-06 and $20 million (50.0%) for Q2 2005-06 over the previous corresponding periods. The Q2 2005-06 reduction reflects the EV-DO 3G mobile network coverage expansion being limited to provincial centres.

For the year ended 30 June 2006, Telecom currently expects total capital expenditure of approximately $750 million with the potential for this to increase by up to $25 million dependent on success rates in future large enterprise bids. Of the $750 million, approximately $470 million relates to Wired, $90 million to Wireless, $15 million to International, $140 million to Australian Operations and $35 million to Corporate and Other.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Review of the Telecommunications Act 2001

The Minister of Communications announced in October 2004 that the Government was to undertake a review of the Telecommunications Act 2001. A discussion document was released by the Ministry of Economic Development in November 2004.

The primary purpose of the review was stated to be fine-tuning and, where necessary, clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues

•	certainty and speed of processes for adding or altering regulated services

•	clarifying aspects of the TSO process

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

The implementation review was expected to identify both potential legislative and non-legislative initiatives that could improve achievement of the Act’s objectives, including the promotion of competition for the long-term benefit of end-users of telecommunications services.

The industry had the opportunity to submit and cross-submit on the various proposals and after a recommendation from the Ministry, the Minister has recommended the drafting of a bill which is expected to be introduced into parliament early next year.

Mobile Termination Rates

The Commerce Commission (“the Commission”) has undertaken an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission presented its final recommendation to the Minister in June 2005. It recommended regulating the mobile termination price for voice calls on existing mobile networks, while excluding 3G from regulation. The Commission, however, considered that Telecom’s CDMA1XRTT and EV-DO networks were not 3G voice networks and were therefore captured by the proposed regulation.

In June 2005 Telecom applied to the High Court for judicial review of the Commission’s final report and proceedings were expected to be heard by the end of 2005.

In August, the Minister announced that he was requiring the Commission to reconsider its recommendation. The Commission released a draft consideration report in December 2005, concluding that termination on all networks, including 3G, should be regulated. In light of this legal proceedings by Telecom have been stayed until after the release of the Commission’s final report. Submissions are due in February 2006.

Calculating Telecommunication Service Obligations Losses

In December 2005 the Commission released its final determination on the calculation of Telecom’s net cost of complying with the Telecommunication Service Obligation (“TSO”) for the period 1 July 2003 to 30 June 2004. The Commission assessed the net cost at $41.2 million, down $15.6 million on the previous annualised figure.

The cost was apportioned on the basis of net revenue between Telecom (69.48%), TelstraClear (6.75%), Vodafone New Zealand (23.08%), and minor carriers (0.62% collectively). The parties are also required to pay Telecom for the loss of use of the amounts owing back to 1 July 2003.

The process for calculating the loss for the next period, 1 July 2004 to 30 June 2005, is underway.

Wholesale Agreement with TelstraClear

In January 2006 Telecom and TelstraClear signed a comprehensive agreement settling a number of longstanding issues including interconnection, wholesaling and Unbundled Bitstream Service (UBS). The following terms were set as part of the agreement:

•	Telecom will provide a wholesale discount of 5% for Homeline services (previously 2%) and 18% for other wholesale services (previously 16%).

•	The interconnection rate will be set at 1 cent per minute (previously 1.13 cents per minute).

•	Telecom will supply TelstraClear with two UBS services with maximum possible download speeds of 256k and 3.5mb per second (upload 128k per second) with prices of $26 and $30 respectively.

The wholesale and interconnection provisions apply for a two year period until 31 December 2007 and the UBS provisions for a one year period.

Telecom agreed to pay TelstraClear a one-off amount of $17.5 million as settlement of a number of longstanding commercial issues between the two companies, principally backdating of pricing. The parties also agreed to withdraw a number of pricing review applications that they had each made to the Commerce Commission.

Unbundled Bitstream Service (“UBS”)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbps and 2 Mbps residential UBS services, with high-speed business services launched in June 2005.

In December 2004 TelstraClear applied to the Commerce Commission for a determination on UBS. The Commission issued a final determination in December 2005 in which it required Telecom to provide TelstraClear with bitstream access with a downstream speed set at the technical maximum of Telecom’s equipment, even though this could adversely affect the service availability to some end users.

As discussed above, Telecom and TelstraClear have subsequently reached a commercial agreement whereby Telecom provides TelstraClear with two USB products. As a result of this agreement TelstraClear are not going to enforce the Commerce Commission Determination for the period of the contract.

Unbundled Partial Circuits (“UPC”)

In October 2004 the Commission advised it accepted that Telecom was complying with the undertakings made to the Commission in respect of the pricing of UPC. Consequently the Commission has concluded that there is currently no reason to investigate whether further unbundling of Telecom’s data networks is required.

Number Portability

In August 2005 the Commission released its final determination on the cost allocation principles, and functions and standards required for number portability. It determined that number portability costs will be allocated on the following basis:

•	Industry common set-up costs of local and cellular number portability should be allocated among all providers of local and/or cellular telephone services respectively in line with market share, measured by subscriber numbers

•	Operator specific costs should be borne by each operator

•	Per-line set up costs should be recoverable by a donor network operator from a recipient network operator

•	Additional call conveyance costs will be borne by the operator, with no charges for call carriage.

In relation to the functions and standards required for number portability, the Commission clarified that the Act did not require full fixed to mobile number portability, but did allow wireless operators to participate in fixed number portability provided they are providing a fixed telephone network service. It also incorporated (with minor amendments) the codes developed by the Telecommunications Carriers’ Forum, which are now legally enforceable.

The Commission mandated that all parties to the determination must support (where relevant) fixed number portability and mobile number portability by April 2007, with a soft launch scheduled to be undertaken by each carrier before February 2007.

The parties to the determination have since (with the exception of one) jointly applied to the Commission for clarification of certain terms of the determination and have requested that the soft launch date be moved to March 2007.

Review of Designated and Specified Services

Under section 65(1)(a) of the Act, all designated and specified services listed in Schedule 1 of the Act expire 5 years from the day on which they came into force, unless the Commission determines, following an investigation, to extend the period of operation of the service. In December 2006, the thirteen designated and specified services originally included in Schedule 1 of the Act are due to expire. Those services are:

•	Interconnection with Telecom’s fixed PSTN

•	Interconnection with a fixed PSTN other than Telecom’s

•	Retail services offered by means of Telecom’s fixed telecommunications network (“FTN”)

•	Residential local access and calling service offered by means of Telecom’s FTN

•	Bundle of retail services offered by means of Telecom’s FTN

•	Retail services offered as part of a bundle by means of Telecom’s FTN

•	Local telephone number portability service

•	Cellular telephone number portability service

•	National toll-free telephone number portability service

•	Telecom’s fixed PSTN to mobile carrier pre-selection service

•	Co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited

•	National roaming service

•	Co-location on cellular mobile transmission sites

The Commission has indicated that it will commence reviews into extending all of the above services except the following three services: (i) national toll-free telephone number portability service, (ii) Telecom’s fixed PSTN to mobile carrier pre-selection service, and (iii) co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited. It will undertake its reviews of the remaining services during the course of 2006, grouping similar services together into four groupings, but has not yet determined whether it will consider possible amendments to the services at the same time.

Legal Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commission, and also to clarify whether the Commission could backdate a final pricing review determination.

In April 2005 the High Court issued its judgment on the pricing review determination. The Court declined to make the declarations relating to the pricing review applied for by Telecom. The High Court’s decision has been appealed by Telecom, and a hearing date in the Court of Appeal has been set for 15 and 16 February 2006.

Commerce Act Investigations

In December 2004 the Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. If the Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anti-competitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. It is unclear when the Commission’s investigation will be completed.

In January 2006 the Commission informed Telecom that it is considering a formal investigation into Telecom’s decision to apply a CPI increase to “Homeline” customers (residential access only) and not to “Anytime” (access and calling customers). If the Commission investigates and determines that Telecom has been acting anti-competitively it could issue proceedings seeking a range of remedies, including injunction, damages and pecuniary penalties.

Commerce Act Litigation

In July 2000 the Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The proceedings are not expected to reach trial before mid to late 2006.

In March 2004 the Commission issued proceedings against Telecom in relation to “Streamline” pricing (retail) and “Carrier Data Pricing” (wholesale) for high speed data transmission. This pricing was introduced in 2000. The Commission has alleged a breach of section 36 of the Commerce Act. The parties are still undertaking discovery and a substantive hearing is not likely to be before mid to late 2006.

Private Office Networking Application

In November 2004 TelstraClear applied to the Commission for a determination on six of Telecom’s business retail services, including Private Office Networking (“PON”). The Commission decided to investigate PON and four of the other services.

The Commission issued a final determination in December 2005 in which it found that all five services applied for were within jurisdiction, and required to be wholesaled. The Commission also required that Telecom wholesale its One Office suite of products.

Vodafone Fixed PSTN Interconnection Application

In January 2006 Vodafone applied to the Commission for interconnection with Telecom’s fixed PSTN, which is a regulated service under the act. Vodafone have requested a number of additional conditions to be imposed by the Commission, including limits on Telecom’s ability to set retail charges for calls to Vodafone local numbers.

Telecom has been invited to comment on Vodafone’s application by early February 2006.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the Operations of its international telecommunications business. As at 31 December 2005, Telecom held Southern Cross capacity with a book value of approximately $339 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $98 million (including accrued interest). Telecom also has outstanding accrued support fees of US$15 million, relating to Telecom’s contingent credit support of SCCN’s senior bank facility which was fully repaid in October 2005. Repayment of these fees is expected in the current financial year.

As at 31 December 2005, SCCN was capitalised via US$30 million of shareholders’ equity and had US$120 million of shareholder advances. SCCN also held cash reserves of approximately US$15 million. SCCN expects to collect up to US$143 million from scheduled receipts against previously committed capacity sales.

International Financial Reporting Standards (“IFRS”)

Telecom adopted NZ IFRS from 1 July 2005, which resulted in changes to some of its accounting policies. As prescribed by these new standards, the 2004-05 financial results were restated in accordance with these new policies. A detailed reconciliation between the reported and restated 2004-05 results is included in the condensed financial statements for the six months ended 31 December 2005. As detailed in Telecom’s 2005 Annual Report, the main areas that impacted Telecom’s accounting policies were:

Financial instruments

All derivative financial instruments are now measured at their fair value and were brought on to the Balance Sheet. Telecom has reviewed its use of derivatives to ensure they match the terms of the debt that they hedge. This should enable all movements in fair value to be recognised in a hedge reserve rather than through the Income Statement. This should minimise the impact on earnings although some potential for ongoing volatility in earnings is inevitable.

Goodwill amortisation

Goodwill amortisation was reversed for the year ending 30 June 2005 and no further amortisation will occur. Instead a periodic review of the carrying value is undertaken to determine if a write down is required. Goodwill relating to the purchase of AAPT, which formed the majority of the Telecom Group’s goodwill balance, was written down in the current quarter following such a review.

Deferred taxation

The “balance sheet” approach to measuring deferred taxation resulted in a change in the deferred tax liability and a revised presentation in the Balance Sheet. The ongoing movement in this liability is unlikely to be significantly different to the movement under NZ GAAP and as such, should not impact earnings significantly.

Fair value of share options

Telecom changed the way it measured the fair value of share-based remuneration payments to comply with the recommended method of both the International and US standard setters. This resulted in a small increase in labour costs, as options that were not previously expensed were recognised, but will have little impact on an ongoing basis.

Revenue recognition

The presentation of certain lines of revenue changed, both to accommodate guidance in IFRS and also to reflect changes in the way Telecom does business. Some miscellaneous revenue items that were previously reported gross are netted against expenses under IFRS and likewise, some that were previously reported net are now reported gross. This does not have a significant impact on earnings on an ongoing basis.

Government grants

Government grants to fund the purchase of an asset are no longer recognised as income. Instead any grants received are netted off against the cost of the assets they were granted to purchase. This leads to a lower fixed asset value and a lower depreciation charge.

Presentational differences

There are certain presentational changes, including reclassification of assets and the Income Statement headings. These changes do not impact the reported net earnings.

Further details

Further details are presented in both the Annual Report for the year ended 30 June 2005 and the condensed financial statements for the six months ended 31 December 2005.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EVDO (Evolution Data Optimised) - A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

UPC (Unbundled Partial Circuit) – A high-speed IP access service which allows access seekers to bundle and deliver internet-grade services to their markets.

VoIP (Voice over Internet Protocol) - The delivery of voice information using IP. Voice information is sent in digital form in discrete packets, rather than in the circuit committed protocols of the PSTN.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Half year ended 31 December				Variation 2005:2004
(in NZ$ millions, except percentages)	2005	%	2004	%	$	%
Operating revenues

Local services	540	18.5	554	19.7	(14)	(2.5)
Calling
National	459	15.8	503	17.9	(44)	(8.7)
International	216	7.4	209	7.4	7	NM
Other	24	0.8	23	0.8	1	NM

	699	24.0	735	26.1	(36)	(4.9)
Interconnection	105	3.6	100	3.6	5	5.0
Mobile	431	14.8	417	14.8	14	3.4
Data	306	10.5	300	10.7	6	2.0
Broadband and internet	220	7.5	180	6.4	40	22.2
IT services	175	6.0	141	5.0	34	24.1
Other operating revenues
Resale	166	5.7	165	5.9	1	0.6
Directories	115	3.9	105	3.7	10	NM
Equipment	28	1.0	34	1.2	(6)	NM
Miscellaneous other	69	2.4	66	2.3	3	NM
Dividend from investments	—	—	1	0.0	(1)	NM

	378	13.0	371	13.2	7	1.9

Total operating revenues	2,854	97.9	2,798	99.5	56	2.0
Abnormal revenue	60	2.1	15	0.5	45	NM

Total revenue	2,914	100.0	2,813	100.0	101	3.6

Operating expenses
Labour	405	13.9	369	13.1	36	9.8
Intercarrier costs	583	20.0	604	21.5	(21)	(3.5)
Other operating expenses	796	27.3	735	26.1	61	8.3

Total operating expenses	1,784	61.2	1,708	60.7	76	4.4

Abnormal expenses	931	NM	—	NM	931	NM

Total expenses	2,715	93.2	1,708	60.7	1,007	59.0

EBITDA*	199	6.8	1,105	39.3	(906)	NM
Depreciation and amortisation	345	11.8	349	12.4	(4)	(1.1)

(Loss)/earnings from operations	(146)	(5.0)	756	26.9	(902)	(119.3)

Net interest expense	(129)	(4.4)	(148)	(5.3)	19	(12.8)

(Loss)/earnings before income tax	(275)	(9.4)	608	21.6	(883)	(145.2)

Income tax expense	(189)	(6.5)	(193)	(6.9)	4	(2.1)

Net (Loss)/earnings after income tax	(464)	(15.9)	415	14.8	(879)	(211.8)
Minority interest in profits of subsidiaries	(2)	(0.1)	(2)	(0.1)	—	—

Net (Loss)/earnings	(466)	NM	413	NM	(879)	NM

*	Earnings before Interest, Taxation, Depreciation and Amortisation
NM =	Not a Meaningful Comparison

GROUP CASH FLOW

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	2,858	2,799	2.1	1,362	1,415	(3.7)
Payments to suppliers and employees	(1,846)	(1,729)	6.8	(842)	(814)	3.4
Net interest paid	(136)	(157)	(13.4)	(103)	(120)	(14.2)
Tax refund/(paid)	(79)	(101)	(21.8)	(88)	(100)	NM
Other operating cash flows	—	1	(100.0)	—	—	NM

Net operating cash flows	797	813	(2.0)	329	381	(13.6)

Net purchase of fixed assets	(372)	(341)	9.1	(198)	(196)	1.0
Net sale/(purchase) of short-term investments	(9)	(123)	(92.7)	(9)	(56)	NM
Purchase of subsidiaries	—	(84)	(100.0)	—	(2)	NM
Net sale/(purchase) of long-term investments	257	(2)	NM	(11)	(1)	NM

Net investing cash flows	(124)	(550)	(77.5)	(218)	(255)	(14.5)

Repayment of debt	(28)	21	(233.3)	181	35	NM
Dividends paid	(600)	(375)	60.0	(200)	(193)	3.6
Contributed capital	(49)	16	(406.3)	(20)	11	NM

Net financing cash flows	(677)	(338)	100.3	(39)	(147)	(73.5)

Net cash flow	(4)	(75)	(94.7)	72	(21)	(442.9)

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless, IT Services and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not attempt to present the Wired, Wireless, IT Services and International businesses as stand-alone entities.

	Half year ended 31 December 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	1,470	426	189	127	—	2,212
Internal Revenue	11	—	9	103	(90)	33

	1,481	426	198	230	(90)	2,245
External expenses
Labour	(172)	(23)	(61)	(13)	—	(269)
Intercarrier costs	(56)	(57)	—	(134)	—	(247)
Other operating expenses	(295)	(224)	(113)	(14)	—	(646)
Depreciation	(150)	(29)	(4)	(15)	—	(198)
Amortisation	(33)	(7)	—	(18)	—	(58)
Internal expenses	(81)	—	(7)	(11)	90	(9)

	(787)	(340)	(185)	(205)	90	(1,427)

Earnings from operations	694	86	13	25	—	818

	Half year ended 31 December 2004
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	1,446	386	150	115	—	2,097
Internal Revenue	9	—	4	100	(80)	33

	1,455	386	154	215	(80)	2,130
External expenses
Labour	(163)	(17)	(60)	(12)	—	(252)
Intercarrier costs	(60)	(51)	—	(120)	—	(231)
Other operating expenses	(291)	(191)	(82)	(15)	—	(579)
Depreciation	(149)	(43)	(4)	(16)	—	(212)
Amortisation	(29)	(8)	—	(17)	—	(54)
Internal expenses	(70)	(2)	(7)	(13)	80	(12)

	(762)	(312)	(153)	(193)	80	(1,340)

Earnings from operations	693	74	1	22	—	790

	Quarter ended 31 December 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	735	218	89	58	—	1,100
Internal Revenue	6	—	7	52	(48)	17

	741	218	96	110	(48)	1,117
External expenses
Labour	(84)	(13)	(29)	(7)	—	(133)
Intercarrier costs	(28)	(29)	—	(62)	—	(119)
Other operating expenses	(142)	(114)	(54)	(6)	—	(316)
Depreciation	(81)	(15)	(2)	(8)	—	(106)
Amortisation	(12)	(4)	—	(9)	—	(25)
Internal expenses	(44)	—	(3)	(6)	48	(5)

	(391)	(175)	(88)	(98)	48	(704)

Earnings from operations	350	43	8	12	—	413

	Quarter ended 31 December 2004
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	722	201	74	58	—	1,055
Internal revenue	4	—	4	50	(43)	15

	726	201	78	108	(43)	1,070
External expenses
Labour	(84)	(9)	(32)	(6)	—	(131)
Intercarrier costs	(31)	(27)	—	(58)	—	(116)
Other operating expenses	(142)	(103)	(41)	(7)	—	(293)
Depreciation	(75)	(21)	(2)	(8)	—	(106)
Amortisation	(14)	(4)	—	(9)	—	(27)
Internal expenses	(38)	(1)	(3)	(6)	43	(5)

	(384)	(165)	(78)	(94)	43	(678)

Earnings from operations	342	36	—	14	—	392

Wired

Wired earnings from Operations increased by $1 million (0.1%) for HY 2005-06 and $8 million (2.3%) for Q2 2005-06 compared with the corresponding periods in the prior year.

Wired external revenues increased by $24 million (1.7%) for HY 2005-06 and $13 million (1.8%) for Q2 2005-06 compared with the corresponding periods in the prior year, with growth in broadband and internet, directories and data partly offset by declining calling and local service revenues.

Total expenses increased by $25 million (3.3%) for HY 2005-06 and $7 million (1.8%) for Q2 2005-06 compared with the corresponding periods in the prior year, largely due to increased other sales costs associated with increased broadband connections, and increases in miscellaneous other operating costs.

Wireless

Wireless earnings from Operations increased by $12 million (16.2%) for HY 2005-06 and $7 million (19.4%) for Q2 2005-06 compared with the corresponding periods in the prior year.

Wireless external revenues increased by $40 million (10.4%) for HY 2005-06 and $17 million (8.5%) for Q2 2005-06 compared with the corresponding periods in the prior year due to strong growth in data revenues through higher data volumes, and higher voice revenues resulting from a higher connection base.

Total expenses increased by $28 million (9.0%) for HY 2005-06 and $10 million (6.1%) for Q2 2005-06 compared with the corresponding periods in the prior year, largely due to higher other sales costs as a consequence of higher connections, higher intercarrier costs associated with increased data volumes, and higher labour costs due to segmental transfers. These were partly offset by a lower depreciation cost due to the impairment on the TDMA network in prior years.

IT Services

IT Services earnings from Operations increased by $12 million for HY 2005-06 and $8 million for Q2 2005-06 compared with the corresponding periods in the prior year.

IT Services external revenues increased by $39 million (26.0%) for HY 2005-06 and $15 million (20.3%) for Q2 2005-06 compared with the corresponding periods in the prior year. Included in the external revenue growth is revenue from Computerland (acquired effective from 1 September 2004) of $19 million. Excluding this Computerland revenue, IT Services external revenue grew $20 million (13.3%) for HY 2005-06 due to strong growth in the existing business.

Total expenses increased by $32 million (20.9%) for HY 2005-06 and $10 million (12.8%) for Q2 2005-06 compared with the corresponding periods in the prior year. Included in the expenses growth is expenses from Computerland of $18 million. Excluding these Computerland expenses, IT Services expenses increased $14 million (9.2%) for HY 2005-06 due to growth in the existing business.

International

International earnings from Operations increased by $3 million (13.6%) for HY 2005-06 and decreased by $2 million (14.3%) for Q2 2005-06 compared with the corresponding periods in the prior year.

International revenues increased by $15 million (7.0%) for HY 2005-06 and by $2 million (1.9%) for Q2 2005-06 compared with the corresponding periods in the prior year. The increased revenue is due to greater transit revenue as a result of strong volume growth.

Total expenses increased by $12 million (6.2%) for HY 2005-06 and by $4 million (4.3%) for Q2 2005-06 compared with the corresponding periods in the prior year. The increase is largely due to greater intercarrier costs due to strong growth in international transit volumes (mirroring the increase in revenue noted above).

Australian Consumer Unit results in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Calling	100	116	(13.8)	50	58	(13.8)
Mobile	38	61	(37.7)	19	29	(34.5)
Data	2	2	—	1	1	—
Broadband and internet	15	8	87.5	8	5	60.0
Resale	146	149	(2.0)	74	76	(2.6)
Other operating revenue	2	1	100.0	1	1	—

	303	337	(10.1)	153	170	(10.0)

Operating expenses
Labour	9	6	50.0	6	3	100.0
Intercarrier costs	187	201	(7.0)	101	101	—
Other operating expenses	33	49	(32.7)	10	20	(50.0)
Internal expenses	3	3	—	1	1	—

	232	259	(10.4)	118	125	(5.6)
Business Unit Contribution	71	78	(9.0)	35	45	(22.2)

Australian Business Unit results in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local service	17	21	(19.0)	8	10	(20.0)
Calling	110	116	(5.2)	56	57	(1.8)
Mobile	13	14	(7.1)	6	7	(14.3)
Interconnection	22	22	—	11	12	(8.3)
Data	84	95	(11.6)	40	46	(13.0)
Broadband and internet	36	37	(2.7)	18	18	—
Resale	22	18	22.2	11	9	22.2
Other operating revenue	32	40	(20.0)	17	23	(26.1)
Internal revenue	9	10	(10.0)	4	5	(20.0)

	345	373	(7.5)	171	187	(8.6)

Operating expenses
Labour	37	29	27.6	21	15	40.0
Intercarrier costs	155	173	(10.4)	77	86	(10.5)
Other operating expenses	31	30	3.3	15	16	(6.3)
Internal expenses	29	28	3.6	14	13	7.7

	252	260	(3.1)	127	130	(2.3)
Business Unit Contribution	93	113	(17.7)	44	57	(22.8)

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

PRELIMINARY SIX MONTH RESULT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the six months ended 31 December 2005

(referred to in this report as the “six months”)

Preliminary six months report on consolidated results (including the results for the previous corresponding six months) in

accordance	with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

Note: The Group has adopted NZ Equivalents to International Financial Reporting Standards (NZIFRS) in the current period. Prior period comparatives have been restated on a consistent basis.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

			*Consolidated Statement Financial Performance
			Current SIX MONTHS $NZ’000	*Up/Down %	Previous corresponding SIX MONTHS $NZ’000
1.1	OPERATING REVENUE
	(a)	Trading Revenue	2,854,000	2.0%	2,798,000
	(b)	Other Revenue	60,000	300.0%	15,000
	(c)	Total Operating Revenue	2,914,000	3.6%	2,813,000
1.2	OPERATING *SURPLUS BEFORE TAXATION		(275,000)	(145.2)%	608,000
	(a)	Less taxation on operating result	(189,000)	(2.1)%	(193,000)
1.3	OPERATING *SURPLUS AFTER TAX		(464,000)	(211.8)%	415,000
	(a)	Extraordinary Items after Tax [detail in Item 3]	—		—
	(b)	Unrealised net change in value of investment properties	—		—
1.4	NET *SURPLUS FOR THE PERIOD		(464,000)	(211.8)%	415,000
	(a)	Net *Surplus attributable to minority interests	(2,000)		(2,000)
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		(466,000)	(212.8)%	413,000

2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ SIX MONTHS

			*Consolidated Statement of Financial Performance
			Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a)	Interest revenue included in Item 1.2	15,000	16,000
	(b)	# Unusual items for separate disclosure (gain/loss) (detail - Item 3)	(871,000)	15,000
	(c)	Equity earnings (gain/loss) (detail - Item 16)	—	—
	(d)	Interest expense included in Item 1.2 (include all forms of interest, etc)	(144,000)	(164,000)
	(e)	Leasing and renting expenses	31,000	26,000
	(f)	Depreciation	261,000	276,000
	(g)	Diminuton in the value of assets (other than depreciation)	63,000	—
	(h)	Amortisation of goodwill	—	—
	(i)	Amortisation of other intangible assets	84,000	73,000
	(j)	Impairment of goodwill	834,000	—
	(k)	Impairment of other intangible assets		—

* Delete as required	May 2004	Page 1 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Financial Performance
			Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a)	# Interest costs excluded from Item 2.1(d) and capitalised	(5,000)	(4,000)
	(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
	(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	—	67,000

# Items marked in this way need to be shown only where their inclusion as revenueor exclusion from expenses has had a material effect on reported *surplus (deficit)

3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

			Group - Current SIX MONTHS
			Operating Revenue $NZ’000	Operating Surplus $NZ’000

		DETAILS AND COMMENTS
		Discontinued Activities:

		(Disclose Operating Revenue and Operating Surplus)

		TOTAL DISCONTINUED ACTIVITIES

		Material Unusual (including Non Recurring) Items (included in 1.2)

		Description:
		Gain on acquisition of SCCL	60,000	60,000
		Intercarrier and regulatory costs	(22,000)	(22,000)
		Provision for contractual settlements	(12,000)	(12,000)
		Write-down of Australian operations	(897,000)	(897,000)

		TOTAL MATERIAL NON RECURRING ITEMS	(871,000)	(871,000)

		Extraordinary Items (Ref. Item 1.3(a))

		Description:

		TOTAL EXTRAORDINARY ITEMS

4	STATEMENT OF MOVEMENTS IN EQUITY

			Statement of Movements In Equity
			Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
4.1	*NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER		(466,000)	413,000
	(a)	*Net Surplus attributable to minority interest	2,000	1,000
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a)	*Increases (decreases) in hedge reserve	12,000	—
	(b)	Currency Translation Differences	(10,000)	(33,000)
	(c)	Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES		(462,000)	381,000
4.4	OTHER MOVEMENTS
	(a)	Contributions by Owners	18,000	63,000
	(b)	Distributions to Owners	(579,000)	(370,000)
	(c)	Other - initial application of NZ IAS 39	(41,000)	—
4.5	EQUITY AT BEGINNING OF SIX MONTHS		2,471,000	2,193,000
4.6	EQUITY AT END OF SIX MONTHS		1,407,000	2,267,000

* Delete as required	May 2004	Page 2 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

Earnings Per Security
		Current SIX MONTHS $NZ	Previous Corresponding SIX MONTHS $NZ

5	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
	(a) Basic EPS	(0.238)	0.213
	(b) Diluted EPS (if materially different from (a))	(0.238)	0.211

6	MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
	(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$
(d) Date from which such contribution has been calculated
$

7	MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a) Name of subsidiary or group of subsidiaries
	(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$
(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the SIX MONTHS
	(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS
Industry
– Operating revenue:
* Sales to customers outside the group
* Intersegment sales
* Unallocated revenue
– Total revenue [consolidated total equal to Item 1.1(c) above]
– Segment result
– Unallocated expenses
– Operating surplus (Deficit) after tax (Item 1.3)
– Segment assets
– Unallocated assets
– Total assets (Equal to Item 9.3)
Geographical
– Operating revenue:
* Sales to customers outside the group
* Intersegment sales
* Unallocated revenue
– Total revenue [consolidated total equal to Item 1.1(c) above]
– Segment result
– Unallocated expenses
– Operating surplus (Deficit) after tax (Item 1.3)
– Segment assets
– Unallocated assets
– Total assets (Equal to Item 9.3)

* Delete as required	May 2004	Page 3 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

				Consolidated Statement of Financial Position
			At end of current SIX MONTHS $NZ’000	As shown in last Annual Report * $NZ’000	At end of previous SIX MONTHS $NZ’000
(Note (VIII) attached has particular relevance for the preparation

9	CURRENT ASSETS:
	(a)	Cash	231,000	235,000	163,000
	(b)	Trade receivables	585,000	582,000	594,000
	(c)	Investments	89,000	81,000	374,000
	(d)	Inventories	88,000	56,000	61,000
	(e)	Other assets, current	371,000	729,000	388,000
		TOTAL CURRENT ASSETS	1,364,000	1,683,000	1,580,000
9.1	NON-CURRENT ASSETS
	(a)	Receivables	160,000	117,000	102,000
	(b)	Investments	435,000	427,000	584,000
	(c)	Inventories	—	—	—
	(d)	Property, plant and equipment	3,592,000	3,602,000	3,669,000
	(e)	Goodwill	93,000	941,000	941,000
	(f)	Deferred Taxation Assets	167,000	110,000	97,000
	(g)	Other Intangible Assets	687,000	702,000	630,000
	(h)	Other assets, non current	5,000	—	—
9.2	TOTAL NON-CURRENT ASSETS		5,139,000	5,899,000	6,023,000
9.3		TOTAL ASSETS	6,503,000	7,582,000	7,603,000
9.4	CURRENT LIABILITIES
	(a)	Trade Creditors	680,000	623,000	554,000
	(b)	Income in advance, current	—	—	—
	(c)	Secured loans	—	—	—
	(d)	Unsecured loans	1,012,000	863,000	1,139,000
	(e)	Provisions, current		—	—
	(f)	Other liabilities, current	396,000	421,000	321,000
		TOTAL CURRENT LIABILITIES	2,088,000	1,907,000	2,014,000
9.5	NON-CURRENT LIABILITIES
	(a)	Accounts payable, non-current	—	—	—
	(b)	Secured loans	—	—	—
	(c)	Unsecured loans	2,142,000	2,973,000	3,123,000
	(d)	Provisions, non-current	—	—	—
	(e)	Deferred Taxation Liability, non-current	218,000	231,000	199,000
	(f)	Other liabilities, non-current	648,000	—	—
9.6	TOTAL NON-CURRENT LIABILITIES		3,008,000	3,204,000	3,322,000
9.7		TOTAL LIABILITIES	5,096,000	5,111,000	5,336,000
9.8		NET ASSETS	1,407,000	2,471,000	2,267,000
9.9	SHAREHOLDERS’ EQUITY
	(a)	Share capital (optional)	2,009,000	1,990,000	1,935,000
	(b)	Reserves (optional) (i) Hedge reserve	(29,000)	—
		(ii) Other reserves	(83,000)	(73,000)	(33,000)
	(c)	Deferred compensation	21,000	22,000	19,000
	(d)	Retained Surplus/(deficit)	(517,000)	524,000	340,000
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		1,401,000	2,463,000	2,261,000
	(a)	Minority equity interests in subsidiaries	6,000	8,000	6,000
9.1	TOTAL SHAREHOLDERS’ EQUITY		1,407,000	2,471,000	2,267,000
	(a)	Returns on Assets (%) (EBIT divided by Total Assets)	-4.5%	21.7%	19.9%
	(b)	Return on Equity (%) (Net Income divided by Shareholders’ Equity)	-66.2%	39.1%	36.4%
	(c)	Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)	362.2%	206.8%	235.4%
	*	Restated NZ IFRS information has been provided

* Delete as required	May 2004	Page 4 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Cash Flows
			Current SIX MONTHS $NZ’000	Corresponding SIX MONTHS $NZ’000
	(See Note (IX) attached)
10	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a)	Receipts from customers	2,858,000	2,799,000
	(b)	Interest received	10,000	11,000
	(c)	Dividends received	—	1,000
	(d)	Payments to suppliers and employees	(1,846,000)	(1,729,000)
	(e)	Interest paid	(79,000)	(101,000)
	(f)	Income taxes paid	(146,000)	(168,000)
	(g)	Other cash flows relating to operating activities		—
		NET OPERATING FLOWS	797,000	813,000

	(See Note (IX) attached)
11	CASH FLOWS RELATING TO INVESTING ACTIVITIES
	(a)	Cash proceeds from sale of property, plant and equipment	2,000	1,000
	(b)	Cash proceeds from sale of equity investments	272,000	—
	(c)	Loans repaid by other entities	—	—
	(d)	Cash paid for purchases of property, plant and equipment	(369,000)	(338,000)
	(e)	Purchase of subsidiary companies	(10,000)	(84,000)
	(f)	Interest paid - capitalised	(5,000)	(4,000)
	(g)	Cash paid for purchases of equity investments	(5,000)	(2,000)
	(h)	Loans to other entities	—	—
	(i)	Other cash flows relating to investing activities	(9,000)	(123,000)
		NET INVESTING CASH FLOWS	(124,000)	(550,000)

	(See Note (IX) attached)
12	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a)	Cash proceeds from issue of shares, options, etc.	(49,000)	16,000
	(b)	Borrowings	134,000	172,000
	(c)	Repayment of borrowings	(162,000)	(151,000)
	(d)	Dividends paid	(600,000)	(375,000)
	(e)	Other cash flows relating to financing activities
		NET FINANCING CASH FLOWS	(677,000)	(338,000)

	(See Note (IX) attached)
13	NET INCREASE (DECREASE IN CASH HELD)		(4,000)	(75,000)
	(a)	Cash at beginning of SIX MONTHS	235,000	238,000
	(b)	Exchange rate adjustments to Item 12.3(a) above -	—	—
	(c)	Cash at end of SIX MONTHS	231,000	163,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

15	RECONCILIATION OF CASH

		Current SIX MONTHS NZ$’000	Previous Corresponding SIX MONTHS NZ$’000
For the purposes of the above Statement of cash flows, cash includes:

SIX MONTHS as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
	Cash on hand and at bank	231,000	163,000
	Deposits at call	—	—
	Bank overdraft	—	—
	Other (provide details eg Term Deposits	—	—
	SIX MONTHS (Item 13(c) above)	231,000	163,000

* Delete as required	May 2004	Page 5 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1	GROUP SHARE OF RESULTS OF ASSOCIATES

Equity Earnings
				Current SIX MONTHS $NZ’000	Previous corresponding SIX MONTHS $NZ’000
	(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX		—	—
	(b)	Less tax		—	—
	(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX		—	—
		(i) Extraordinary items		—	—
	(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

	(a)	The group has a material (from group’s viewpoint) interest in the following corporations:

Name		Percentage of ordinary shares held at end of SIX MONTHS		Contribution to net *surplus (deficit) (Item 1.5)
		Current SIX MONTHS	Previous Corresponding SIX MONTHS	Current SIX MONTHS NZ$’000	Previous Corresponding SIX MONTHS NZ$’000
Equity Accounted in current year
Equity Accounted Associates
Pacific Carriage Holdings Limited		50%	50%	—	—
Southern Cross Cables Holdings Limited		50%	50%	—	—
Aurora Energy AAPT Pty Limited		33%	33%	—	—

Not Equity Accounted in current year
Other Material Interests

				Current SIX MONTHS $NZ’000	Previous Corresponding SIX MONTHS $NZ’000
	(b)	Investments in Associates
		Carrying value of investments in associates beginning of period		—	—
Share of changes in associates’ post acquisition surpluses/and reserves:
		- Retained surplus		—	—
		- Reserves		—	—
		Net goodwill amortisation and impairment adjustments in the period		—	—
		Less Dividends received in the period		—	—
		SIX MONTHS		—	—

* Delete as required	May 2004	Page 6 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

17        SIX MONTHS

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current SIX MONTHS

	1

ORDINARY SHARES:

Opening balance	1,957,523,328

issued during current SIX MONTHS	12,742,931

repurchased during current SIX MONTHS	- 9,704,404

	1,960,561,855

CONVERTIBLE NOTES

Opening balance
repurchased during current SIX MONTHS

Closing balance

	Issued	Quoted	Weighted average Exercise Price	Expiry Date
OPTIONS:

issued during current SIX MONTHS	5,063,375		5.15	Sep 07 - Sep 08

DEBENTURES - Totals only:	$318 million	$
UNSECURED NOTES - Totals only:	$327 million	$
OTHER SECURITIES		$	$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

	(a)	Material factors affecting the revenues and expenses of the group for the current SIX MONTHS

Refer Management Commentary

	(b)	Significant trends or events since end of current SIX MONTHS

Refer Management Commentary

	(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

The accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. Refer to the condensed financial statements for further details of these changes and reconciliation between previously published information and the information presented in the accounts.

	(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2005 Annual Report

	(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

	(f)	Other comments

Refer Management Commentary

* Delete as required	May 2004	Page 7 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

19	DIVIDEND

	(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

11.94%

	(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

8.00%

20	ANNUAL MEETING (if full year report)

	(a)	To be held at:

	(b)	Date: Time:

	(c)	Approximate date of availability of Annual Report:

SIX MONTH report was approved by resolution of the Board of Directors, please indicate date of meeting: 1 February 2006

		(signed by) Authorised Officer of Listed Issuer	(date)

* Delete as required

* Delete as required	May 2004	Page 8 of 8

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the six months ended 31 December 2005

Geographical Segments

	New Zealand	Australia	Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	2,194	631	29	60	2,914
Internal revenue	1	—	5	(6)	—

Total revenue	2,195	631	34	54	2,914
Segment result (EBIT)	756	(41)	10	(850)	(125)
Segment assets	5,922	957	1,069	(1,424)	6,524

Industry Segments

	NZ Wired	NZ Wireless	International	IT Services	Australian Operations	Corporate & Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
External revenue	1,470	426	127	189	639	3	60	2,914
Internal revenue	11	—	103	9	9	2	(134)	—

Total revenue	1,481	426	230	198	648	5	(74)	2,914
Segment result (EBIT)	694	86	25	13	(35)	(58)	(850)	(125)
Segment assets	2,706	505	678	72	892	2,454	(783)	6,524

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the six months ended 31 December 2004

Geographical Segments

	New Zealand	Australia	Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	2,076	695	27	15	2,813
Internal revenue	1	—	—	(1)	—

Total revenue	2,077	695	27	14	2,813
Segment result (EBIT)	725	(1)	17	15	756
Segment assets	6,121	1,050	1,285	(853)	7,603

Industry Segments

	NZ Wired	NZ Wireless	International	IT Services	Australian Operations	Corporate & Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
External revenue	1,446	386	115	150	699	2	15	2,813
Internal revenue	9	—	100	4	10	1	(124)	—

Total revenue	1,455	386	215	154	709	3	(109)	2,813
Segment result	693	74	22	1	(1)	(25)	(8)	756
Segment assets	3,081	469	457	84	1,075	3,517	(1,080)	7,603

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470
Notice of event affecting securities	Number of pages including this one
New Zealand Stock Exchange Listing Rule 7.12.2.	(Please provide any other relevant	1
For rights, Listing Rules 7.10.9 and 7.10.10.	details on additional pages)
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 498 9431	Date	01 / 02 / 06

Nature of event Tick as appropriate	Bonus Issue	☐		If ticked, state whether:		Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable
	Rights Issue non-renouncable		☐		Capital					If ticked, state			Full
					change	☐	Call	☐ Dividend	✓	whether:	Interim	✓	Year	☐	Special

EXISTING securities affected by this		If more than one security is affected by the event, use a separate form.
Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.
Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g  for ‚	for

Conversion, Maturity, Call Payable or Exercise Date	Treatment of Fractions

Enter N/A if not applicable	Tick if pari passu	☐	OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents		Source of Payment	RETAINED EARNINGS
Amount per security	9.5 CENTS

Currency	NEW ZEALAND DOLLARS	Supplementary	Amount per security	$0.016765
		dividend	in dollars and cents
		details -
Total monies	$186,253,376	Listing Rule 7.12.7	Date Payable	10 March, 2006

Taxation		Amount per Security in Dollars and cents to six decimal places
In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.046791

Timing (Refer Appendix 8 in the Listing Rules)
Record Date 5pm
For calculation of entitlements - must be the last business day of a week	24/2/06 AUST & NZ; 23/2/06 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	10/3/06 AUST & NZ; 17/3/06 USA

Notice Date		Allotment Date
Entitlement letters, call notices, conversion notices mailed		For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date
Commence Quoting Rights	Security Code:
Cease Quoting Rights 5pm
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470
Notice of event affecting securities	Number of pages including this one
New Zealand Stock Exchange Listing Rule 7.12.2.	(Please provide any other relevant	1
For rights, Listing Rules 7.10.9 and 7.10.10.	details on additional pages)
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 498 9431	Date	01 / 02 / 06

Nature of event Tick as appropriate	Bonus Issue	☐		If ticked, state whether:		Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable
	Rights Issue non-renouncable		☐		Capital					If ticked, state			Full
					change	☐	Call	☐ Dividend	✓	whether:	Interim	☐	Year	☐	Special	✓

EXISTING securities affected by this		If more than one security is affected by the event, use a separate form.
Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.
Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g  for ‚	for

Conversion, Maturity, Call Payable or Exercise Date	Treatment of Fractions

Enter N/A if not applicable	Tick if pari passu	☐	OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents		Source of Payment	RETAINED EARNINGS
Amount per security	5 CENTS

Currency	NEW ZEALAND DOLLARS	Supplementary	Amount per security	$0.008824
		dividend	in dollars and cents
		details -
Total monies	$98,028,093	Listing Rule 7.12.7	Date Payable	10 March, 2006

Taxation		Amount per Security in Dollars and cents to six decimal places
In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.024627

Timing (Refer Appendix 8 in the Listing Rules)
Record Date 5pm
For calculation of entitlements - must be the last business day of a week	24/2/06 AUST & NZ; 23/2/06 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	10/3/06 AUST & NZ; 17/3/06 USA

Notice Date		Allotment Date
Entitlement letters, call notices, conversion notices mailed		For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date.
Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

MEDIA RELEASE

20 December 2005

Unbundled Bitstream Service

The Commerce Commission’s final determination on TelstraClear’s application for UBS appears to be substantially the same as the conclusions in its October Statement of Consultation.

“We remain concerned that the ‘one-size-fits-all’ approach used by the Commission will hurt rural New Zealand in particular because it will focus broadband investment on more lucrative urban areas,” Telecom General Manager Government & Industry Relations Bruce Parkes said today.

“The model used by the Commission could mean that customers on long lines – again, usually rural customers – would get a poorer broadband service than now,” Mr Parkes said. “The Commission itself has acknowledged that risk.

“The Commission’s flat rate price of $27.87 represents an increase on the wholesale entry level plans now available to ISPs. In the long run this is likely to make low-speed broadband customers worse off.”

Telecom recently applied for a judicial review of the Commission’s proposed pricing of the UBS service, because it believed the Commission was mistaken in its use of the Telecommunications Act’s Initial Pricing Principle to arrive at one price for all UBS plans.

To avoid delays, Telecom agreed that the Commission should go ahead with today’s determination, in return for a guarantee of a prompt hearing if Telecom needed to challenge the determination.

Mr Parkes said it was likely Telecom would challenge the determination, with an appeal or a continuation of the judicial review proceedings.

“Broadband is a top priority for Telecom and we want to ensure our customers and the customers of other ISPs get the best broadband services possible,” Mr Parkes said.

ENDS

For more information, please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

MEDIA RELEASE

13 January 2006

Telecom and TelstraClear reach comprehensive wholesale agreement

Telecom and TelstraClear today announced that they have signed an agreement on a number of longstanding issues including interconnection, wholesaling and Unbundled Bitstream Service (UBS).

The agreement includes the following points:

•	Telecom will provide a wholesale discount of 5% for Homeline service (currently 2%) and 18% for other wholesale services (currently 16%).

•	The interconnection rate will be set at 1 cent per minute (currently 1.13 cpm).

•	Telecom will supply TelstraClear with two UBS services with maximum possible download speeds of 256 and 3584 kbps (upload 128 kbps) with prices of $26 and $30 respectively. The two plans will be available to both residential and business customers.

•	Telecom will pay TelstraClear a one-off amount of $17.5 million as settlement of a number of longstanding commercial issues between the two companies, principally backdating of pricing.

Telecom’s General Manager Wholesale Service Tim Lusk said the agreement was possible because both parties had focused on settling outstanding issues and delivering wholesale UBS services as quickly as possible.

“We have always believed negotiated solutions are more sustainable and better for customers than regulated outcomes, so we were happy to help TelstraClear introduce nationwide broadband services more quickly,” he said.

The agreement puts in place key elements of the Commission’s UBS determination, including a common price for wholesale residential and business plans.

1

Mr Lusk said the wholesale market has been expanding rapidly and in the last reported quarter accounted for 45% of all new broadband connections.

“Broadband is gaining real momentum in New Zealand and it will be good for the whole market to have a player with TelstraClear’s scale increasing its activity.”

With this agreement, Telecom will provide UBS services to TelstraClear via a commercial deal rather than via terms outlined in the Commission’s December determination.

“We believe this market-led agreement sets a benchmark for the rest of the industry. We expect to sit down and negotiate broadly similar terms with the other ISPs,” Mr Lusk said.

This agreement means that a number of pending regulatory applications can be withdrawn.

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

2

MEDIA RELEASE

20 January 2006

Telecom to adjust carrying value of Australian Operations

Telecom Corporation of New Zealand Limited (“Telecom”) today announced that, following a review of the recent performance of its Australian operations and a reassessment of the prospects for the Australian communications industry, it will be reducing the carrying value of this business when it reports its second quarter and half year results on 2 February 2006.

The review has identified a number of significant challenges to the short and long term earnings outlook for its Australian operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra;

•	Continued downward pressure on retail prices;

•	The deferral of major project expenditure by key enterprise customers of gen-i Australia.

The effect of the above items is a revision in the 2005/06 full year EBITDA outlook for the Australian business to approximately A$85-A$95M, versus current analyst estimates of around A$110M-$150M. Telecom remains positive about the investments being made in major change initiatives in its Australian business, and still expects realisation of material benefits from these programmes in future periods.

Telecom considers that the fundamental changes in the industry, and revised expectations for execution within the Australian business, are likely to result in a permanent impairment to the carrying value of the Australian business. The Board is in the final stages of considering a revised valuation; a preliminary assessment suggests a revised standalone valuation of A$600- $A700M, compared with a current carrying value of approximately A$1.4Bn. The revised valuation range would essentially result in the substantial elimination of goodwill. Final details will be disclosed at the second quarter earnings announcement on February 2, 2006.

…/2

The strategic review of options for the Australian business, announced on December 15, 2005, is on track and scheduled to start in late January/early February as previously indicated. A number of parties have already confirmed their interest in participating in the process.

The operating outlook for all other parts of the Telecom group for 2005/06 is likely to be confirmed at the second quarter earnings announcement. The second quarter result should demonstrate the continued positive momentum in Telecom’s New Zealand operations, driven again by strong growth in mobile and broadband connections. Telecom is confident that, as previously indicated, its NZ operations will deliver positive EBITDA growth for the full year (FY06), compared to last year (FY05).

Telecom’s second quarter result will also include a one-off gain of approximately $60 million arising from the acquisition of a subsidiary of Southern Cross Cables Ltd.

Telecom stated that its previously announced dividend payment profile will not be impacted by this announcement.

Ends.

For more information please contact:

Philip King

General Manager Corporate Affairs

04 498 5666 or 027 444 0203

2 February 2006

MEDIA RELEASE

Telecom Half Year Result – 6 months ended 31 December 2005

Telecom today reported a net loss of NZ$466 million after tax for the half year to December 31, 2005, after a NZ$897 million write-down of the carrying value of the company’s Australian operations.

Adjusted net earnings for the half year were $395 million compared with $398 million for the corresponding period in 2004, a decrease of 0.8 percent.

The impairment charge of NZ$897 million (A$836 million) reduces the carrying value of the Australian operations from A$1.464 billion to A$628 million, based on revised future cash flow forecasts.

Abnormal items in the December quarter totalled $871 million and these items are listed at the end of this release.

Overview of Group results

	Half year (NZ$m)
	31 Dec 05	31 Dec 04	Change %
Revenue	2,854	2,798	2.0
Expenses	(1,784)	(1,708)	4.4
Abnormal items	(871)	15	NM
Reported EBITDA*	199	1,105	(82.0)
Adjusted EBITDA*	1,070	1,090	(1.8)
Reported EBIT	(146)	756	NM
Adjusted EBIT	725	741	(2.2)
Reported Net loss	(466)	413	NM
Adjusted net earnings	395	398	(0.8)
Adjusted EPS (cps)	20.2	20.5	(1.5)%

*	Earnings before interest, taxation, depreciation and amortisation

1

Note: All comparisons in the above tables and commentary below relate to the half year to 31 December 2005 compared with the same period in 2004. All figures are expressed in New Zealand dollars unless otherwise stated.

The prior quarter and half year comparative results have been restated to comply with International Financial Reporting Standards (IFRS), which Telecom adopted from 1 July 2005.

Telecom Chief Executive Theresa Gattung said the result reflected good performance in New Zealand, driven by strategic investments in new areas of growth, and continuing challenges in Australia.

“In New Zealand the big drivers of performance are areas such as IT services, mobile, broadband and on-line services. In all those areas we have invested in a number of key initiatives to expand our business and diversify our revenue base.

“It is very pleasing to see these strategies delivering, more than offsetting the decline in other areas such as calling. We expect to see that trend strengthen.”

Ms Gattung said the adjustment to the Australian operations carrying value reflected a difficult trading environment in Australia. A mix of falling retail prices and rising wholesale charges as well as the deferral of major project expenditure by key enterprise customers of Gen-i Australia had made the Australian marketplace very challenging.

“However, we remain positive about the investments we have made in a number of major change initiatives at AAPT (as outlined at May 2005) and expect to see these materially impact performance in the next financial year and beyond,” Ms Gattung said.

“During the December quarter the New Zealand business performed very strongly with growth in most areas.

“Mobile connection growth in the quarter was very strong – 135,000 new connections, our best quarter for several years. This has brought our total mobile connections to more than 1.8 million.

“Momentum in our mobile business continues to drive double-digit revenue growth while mobile data growth (64% in Q2 compared to the previous corresponding quarter) remains very strong, reflecting the take-up of T3G and messaging services.

“During the quarter we delivered on our promise to deploy Mobile Broadband through EV-DO to every main town and city in New Zealand by Christmas 2005.

“In broadband we continue to achieve strong take-up with 38,000 new customers in the December quarter. Approximately 35,000 were residential and 47% of these came from wholesale.”

“We’ve continued to support the broadband market with attractive promotions such as free connections and free modems to stimulate growth.

2

“The wholesale market will be further boosted by last month’s commercial agreement enabling TelstraClear to sell UBS and wholesale services. We expect to offer broadly similar plans to other wholesale providers.

“We’re on track for positive EBITDA growth in the New Zealand business for the full year. It’s very pleasing to see the targeted investment that we’ve made driving growth in mobile, broadband and IT Services. Our directories and International businesses have also had a good quarter.”

New Zealand

Operating revenue was $2,245 million, an increase of 5.4%. Higher operating revenues for mobile, data, broadband and internet, IT services and directories were partly offset by declines in traditional services such as local service and calling revenues, however declines in the latter slowed in the half year.

Local Service

Total local service revenue decreased 1.9% to $523 million, reflecting mostly businesses migrating from dial-up to broadband and internet. Residential access lines were stable on 1,412,000.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was $489 million compared with $502 million in the December 2004 half year

•	National calling revenue was $297 million, a decrease of 6%

•	International calling revenue was $167 million, a rise of 2.5%

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS as of 1 July 2005. Excluding transit revenues, the decrease in calling revenue is a continuation of both the product substitution and increased competition impacting on Telecom’s traditional national and international calling business.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, increased 6.4% to $83 million, primarily due to mobile interconnection revenues from text messaging growth.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) and 025 (TDMA) networks as well as 3rd generation mobile (T3G) services.

•	Total mobile revenues increased 10.8% to $380 million

•	Voice revenue was $263 million, an increase of 3.5%

•	Data revenue increased 68.1% to $79 million

•	Total connections at 31 December 2005 were 1,808,000, an increase of 23.6% (345,000) over the 12 months from 31 December 2004

•	Net mobile connections for the quarter ended 31 December 2005 were 135,000

•	Total ARPU (average revenue per user – monthly) including interconnection was $47, a decrease of 8.6%. The lower ARPU is a reflection of the large take-up of prepaid services over the past 12 months

•	Mobile data and revenue growth were driven by services such as Push2Talk, photo and video messaging, Song ID, caller tunes and ring tones

•	CDMA connections account for 80% of the customer base, representing 96% of Q2 2005 voice and data revenues

3

Data

Total data revenue increased 7.8% to $220 million. Data revenue was driven by increased take-up of managed IP data services. Retail data revenue was $177 million, an increase of 7.9% while wholesale data increased 7.5% to $43 million.

Broadband and Internet

Total revenue increased 25.2% to $169 million in the half year to 31 December 2005 reflecting strong growth in broadband customers (see broadband release).

IT Services (Solutions)

Total IT services revenue was $175 million, an increase of 24.1% or $34 million. Included in this is Computerland revenue of $19 million for July and August 2005, which has no comparable amount in the prior period as Computerland was acquired effective 1 September 2005.

Telecom is targeting double the industry growth in this sector for the full year 05/06 following the successful integration of Gen-i and Computerland with Telecom’s IT business.

Directories

Directories revenue of $115 million increased by 9.5%, driven by strong sales volumes.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

Operating revenues were A$599 million, a decrease of 8.5%

Q2 06 results were impacted by a significant tightening of wholesale prices and terms with Telstra, continued downward pressure on retail prices and the deferral of major project expenditure by key enterprise customers of Gen-i Australia.

AAPT is continuing to invest in systems and technologies to shorten product cycle times, simplify provisioning and improve customer service.

Australian consumer comprises AAPT’s residential and small business fixed line, mobile and Internet operations.

•	Total revenue was A$281 million, a decrease of 9.1%

•	Operating expenses declined 10.8% to A$215 million

•	Business Unit Contribution (revenue less directly attributable costs) was A$66 million, a decrease of 2.9%

While the fixed line customer base of 445,000 decreased 3.3% compared with the prior year (as at 31 December 2005), dial-up connections increased 48.5% to 98,000. Broadband numbers of 63,000 increased 425% and have been growing at approximately 8,000 new customers a month in the first half of 2006.

4

Revenue in mobile declined due to the move away from selling mobile as a stand alone service, and price declines driven by capped offers. A decline in the stand alone mobile base of 27,000 customers was offset by growth in the bundled base of 27,000 customers.

Australian business comprises AAPT’s operations in the business, corporate, government and wholesale markets, and Gen-i Australia.

•	Total revenue was A$318 million, a decrease of 8.1%

•	Operating expenses reduced 2.5% to A$232 million

•	Business unit contribution (revenue less directly attributable costs) was A$86 million, a decrease of 20.4%

Business customers have grown to 10,885, an increase of 30.2% on the prior year primarily in the mass area as a result of targeted investment. Bundled customers have increased to 36%, an increase of 50% on the prior year.

The revenue decline reflected price pressures across most product lines (voice, data and internet), reduction in the Toll and VicOne businesses and the deferral of Gen-i Australia customer projects which were offset by growth in SE customers.

Dividend

Telecom will pay a fully imputed ordinary dividend for the 2nd quarter ended 31 December 2005 of 9.5 cents per share on 10 March 2006 in New Zealand and Australia, and on 17 March in the United States. On the same date Telecom will pay a fully imputed special dividend of 5 cents per share. The books closing dates are 24 February on the New Zealand and Australian Stock Exchanges and 23 February on the New York Stock Exchange.

As announced at the full year result in August 2005, Telecom will target an ordinary dividend ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005/2006 year, subject to there being no adverse change in operating outlook. The dividends for each of the three quarters in the year ending 30 June 2006 are set at 9.5cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio.

In addition, and subject to no material adverse change in operating outlook, Telecom will pay a further fully imputed special dividend of 5 cents per share at the full year dividend date in 2005/2006, bringing total special dividends in the year ending 30 June 2006 to 10cps.

Capital Expenditure increased by $37 million to $354 million for the half year with increases across the business with the exception of International and Wireless. For the 2006 financial year, Telecom currently expects total capital expenditure of approximately $750 million.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

5

Or Phil Love

Senior Corporate Affairs Executive

04 4989155 or 027 244 8496

Phil.love@telecom.co.nz

The reconciliation of reported and adjusted earnings is set out below, together with an explanation of the abnormal items being adjusted for.

Quarter recognised	31 Dec 05 $M	31 Dec 04 $M
Reported net earnings after tax	(466)	413

Less:

Q2 06 Gain on acquisition of Southern Cross Cables Limited	(60)
Q1 05 Gain on sale of retail stores		(10)
Q2 05 Gain on buyback of convertible notes		(5)

Add:

Q2 06 Write-down of AAPT	897
Q2 06 Intercarrier and Regulatory costs	15
Q2 06 Provision for legal claims	9

Adjusted net earnings after tax	395	398

Telecom has recognised a gain of $60 million on the acquisition of a subsidiary company of Southern Cross Cables. Telecom acquired Southern Cross Cables Limited (New Zealand) for $10 million which holds (tax) assets valued at $70 million. This acquisition makes no difference to the shareholding of Southern Cross Cable.

Intercarrier and regulatory costs of $15 million after tax, ($22 million before tax) includes $17.5 million to settle long standing commercial issues with Telstra Clear and a one-off adjustment to the accrued TSO receiveable to reflect a recent determination by the Commerce Commission.

Telecom has provided $7 million ($5 million after tax) for the estimated liability that would result from unsuccessful outcomes relating to historical issues under the Fair Trading and Door to Door Sales Acts and a provision of $5 million ($4 million after tax) for the cost of terminating a historical agreement with Hutchison Whampoa. The parties are discussing a revised agreement.

6

MEDIA RELEASE

2 February 2006

Broadband customers double in 2005

The number of New Zealand households with broadband from Telecom more than doubled last year to reach 279,000 at 31 December 2005, compared with the target of 250,000.

Among those residential customers, 63,000 were wholesale customers, up from 7,000 a year ago.

As a contributor to growth, wholesale grew from 23% of new customers in the first quarter of 2005 to 47% in the last quarter of the year, making up 36% of all new connections for the year.

“New Zealand has a strong and growing broadband story,” Telecom Chief Executive Theresa Gattung said.

“With broadband from Telecom added to the broadband supplied by other companies on their own networks, more than 300,000 Kiwi households are now on broadband – which is more than one in five of all households.

“Broadband growth in New Zealand is now outstripping the OECD average. Customers at home are paying prices that are 6th best in the OECD, the Ministry of Economic Development’s December benchmarking study reported.

“We also see prices for business broadband coming down, as they have in other areas.”

Ms Gattung said Telecom believes 2006 would see continued strong growth in broadband, and the emergence of new technologies and services.

“We’re pleased that the agreement we reached with TelstraClear last month will see our biggest fixed line competitor ramp up its broadband activity.

“And new technologies such as WiMax are poised to bring about big changes in broadband competition and pricing. We expect to see indications of that in 2006.”

ENDS

	31-Mar-05	30-Jun-05	30-Sep-05	31-Dec-05
Residential (wholesale)	17,933	30,283	47,059	63,495
As a % of residential growth (quarter)	23	34	44	47
As a % of residential growth (year)			28	36
Residential (retail)	152,004	175,644	197,027	215,628

Residential (Total)	169,937	205,927	244,086	279,123
Business (wholesale)	4,679	5,859	8,672	11,635
Business (retail)	44,846	47,712	49,055	49,511
Business (Total)	49,525	53,571	57,727	61,146

Total Broadband	219,462	259,498	301,813	340,269

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	10 February 2006